                                                                   Exhibit 99.27


                              AMENDED AND RESTATED
                              CONVERTIBLE DEBENTURE

                 in the original principal amount of $6,000,000

                                    issued by

                     EXCLAMATION INTERNATIONAL INCORPORATED

                                  IN FAVOUR OF

                              CIBC CAPITAL PARTNERS

                       originally issued on March 15, 2001

                                       and

                    amended and restated on February 8, 2002

                                TABLE OF CONTENTS

                                    ARTICLE 1
                                 INTERPRETATION

1.1.  Definitions..........................................................    1
1.2.  Invalidity, etc......................................................   12
1.3.  Headings, etc........................................................   12
1.4.  Governing Law........................................................   12
1.5.  Attornment...........................................................   13
1.6.  Currency.............................................................   13
1.7.  This Agreement to Govern.............................................   13
1.8.  Actions on Days Other Than Business..................................   13
1.9.  Interest Act.........................................................   13
1.10. Schedules, etc.......................................................   13

                                   ARTICLE 2.
                                    PAYMENTS

2.1.  Interest Rate........................................................   14
2.2.  Calculation and Payment of Interest..................................   14
2.3.  Repayment of the Debenture...........................................   14
2.4.  Right of Postponement................................................   14
2.5.  Sale from Treasury...................................................   15
2.6.  Defeasance...........................................................   15
2.7.  Application of Prepayments and Repayments............................   15
2.8.  Payments Generally...................................................   15
2.9.  Payments - No Deduction..............................................   16
2.10. Illegality...........................................................   16
2.11. Change in Circumstances..............................................   16
2.12. Payment of Costs and Expenses........................................   18
2.13. Indemnities..........................................................   18
2.14. Maximum Rate of Interest.............................................   19

                                   ARTICLE 3.
                             CONVERSION OF DEBENTURE

3.1.  Conversion Right.....................................................   20
3.2.  Automatic Conversion.................................................   20
3.3.  Conversion Price.....................................................   21

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                                      -ii-


3.4.  Manner of Exercise of Conversion.....................................   21
3.5.  Adjustment of Conversion Price and Number of Common Shares
         Issuable Upon Conversion..........................................   22
3.6.  Rules Regarding Calculation of Adjustment of Conversion
         Price and Number of Common Shares Issuable Upon Conversion........   23
3.7.  Postponement of Subscription.........................................   24
3.8.  No Requirement to Issue Fractional Shares............................   25
3.9.  Company to Reserve Common Shares.....................................   25
3.10. Taxes and Charges on Conversion......................................   25
3.11. Notice of Adjustment.................................................   25
3.12. Registration Rights..................................................   25

                                   ARTICLE 4.
                                    SECURITY

4.1.  Security.............................................................   27
4.2.  Further Assurances - Security........................................   27
4.3.  Security Effective Notwithstanding Date of Advance...................   27
4.4.  No Merger............................................................   28
4.5.  Release of Security..................................................   28

                                   ARTICLE 5.
                                    COVENANTS

5.1.  Affirmative Covenants................................................   28
         5.1.1.  Punctual Payment..........................................   28
         5.1.2.  Conduct of Business.......................................   28
         5.1.4.  Compliance with Applicable Law and Contracts..............   29
         5.1.6.  Maintenance of Property...................................   29
         5.1.7.  Financial Reporting.......................................   29
         5.1.8.  Insurance.................................................   30
         5.1.9.  Ownership of Subsidiaries.................................   30
         5.1.10. Security..................................................   31
         5.1.11. Inspections...............................................   31
         5.1.12. Notice of Litigation and Other Matters....................   31
         5.1.13. Consents and Approvals....................................   31
         5.1.14. Payment of Taxes and Claims...............................   32
         5.1.15. Use of Proceeds...........................................   32
         5.1.16. Other Matters.............................................   32
         5.1.17. Further Assurances........................................   32

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                                      -iii-


     5.1.18. Liquidity Event...............................................   32
5.2. Lender Entitled to Perform Covenants..................................   32
5.3. Negative Covenants....................................................   33
     5.3.1. Merger: Sale or Disposition of All or a Significant Part of
               its Assets..................................................   33
     5.3.2.  Reorganizations, etc..........................................   33
     5.3.3.  Sale of Capital Stock.........................................   33
     5.3.4.  Ranking.......................................................   33
     5.3.5.  Board Composition.............................................   33
     5.3.6.  Negative Pledge...............................................   33
     5.3.7.  Restricted Payments...........................................   33
     5.3.8.  Debt..........................................................   33
     5.3.9.  Financial Assistance..........................................   34
     5.3.10. Investments and Acquisitions..................................   34
     5.3.11. Charter Documents.............................................   34
     5.3.12. Shareholder Agreements........................................   35
     5.3.13. Lines of Business.............................................   35
     5.3.14. Transactions with Affiliates..................................   35
5.4. Exceptions............................................................   35
5.5. Environmental Compliance..............................................   35

                                   ARTICLE 6.
                              BOARD REPRESENTATION

6.1. The Lender's Board Representation.....................................   36
6.2. Shareholders' Meetings................................................   36
6.3. Termination of Entitlement............................................   37

                                   ARTICLE 7.
                         EVENTS OF DEFAULT AND REMEDIES

7.1. Events of Default.....................................................   37
     7.1.1.  Default in Payment............................................   37
     7.1.2.  Other Covenants...............................................   37
     7.1.3.  Representations and Warranties................................   37
     7.1.4.  Default in other Indebtedness.................................   37
     7.1.5.  Subscriber Documents..........................................   37
     7.1.6.  Voluntary Insolvency Actions..................................   38
     7.1.7.  Involuntary Insolvency Proceedings............................   38
     7.1.8.  Appointment of Receiver.......................................   38

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                                      -iv-


     7.1.9.  Bankruptcy Statutes...........................................   38
     7.1.10. Judgments.....................................................   39
     7.1.11. Encumbrances..................................................   39
     7.1.12. Cease to carry on Business....................................   39
     7.1.13. Qualified Auditor's Report....................................   39
     7.1.14. Cease Trading Order...........................................   39
     7.1.15. Ceases to be Reporting Issuer.................................   39
     7.1.16. Change of Control.............................................   39
     7.1.17. Material Adverse Effect.......................................   40
     7.1.18. Liquidation Event or a Dividend Event.........................   40
7.2. Remedies Upon Default.................................................   40
7.3. Set-Off ..............................................................   40
7.4. Distributions.........................................................   40
7.5. Overdue Amounts.......................................................   41

                                   ARTICLE 8.
                                 REORGANIZATION

8.1. Reorganization........................................................   41
8.2. Covenants.............................................................   41
8.3. Confirmations.........................................................   42

                                   ARTICLE 9.
                                     GENERAL

9.1. Reliance and Non-Merger...............................................   42
9.2. Amendment and Waiver..................................................   42
9.3. Notices...............................................................   42
9.4. Time .................................................................   43
9.5. Further Assurances....................................................   44
9.6. Assignment............................................................   44
9.7. Entire Agreement......................................................   45

SCHEDULE A
Compliance Certificate

SCHEDULE B
General Disclosure

SCHEDULE C
Permitted Liens

SCHEDULE D
Reorganization Term Sheet

                     EXCLAMATION INTERNATIONAL INCORPORATED
                     (CONTINUED UNDER THE LAWS OF ONTARIO)

                         AMENDED AND RESTATED DEBENTURE

     Exclamation International Incorporated (the "Borrower") for value received hereby acknowledges itself indebted to and unconditionally promises to pay to or to the order of CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce (the "Lender") on March 15, 2004, or such earlier date as all or any part of the Principal Amount hereof may become due in accordance with the provisions hereof or such later date as elected by the Lender in accordance with the provisions hereof (such date being the "Maturity Date"), the aggregate principal sum of SIX MILLION DOLLARS ($6,000,000) (the "Original Principal Amount") in lawful money of Canada, on presentation and surrender of this Debenture (in the case of payment of all of the Principal Amount hereof) to the Borrower at its registered office, and to pay interest on the Principal Amount of this Debenture outstanding from time to time at the rate and times and in the manner set forth herein.

                                   ARTICLE 1.
                                 INTERPRETATION

1.1. DEFINITIONS

     For the purposes of this Debenture:

"1933 ACT" has the meaning attributed to such term in Section 3.12;

"ACQUISITION" means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (b) any division, business, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, operation or undertaking of any other Person;

"AFFILIATE" means an "affiliate" as defined by the Business Corporations Act (Ontario);

"APPLICABLE LAW" means, in respect of any Person, property, transaction, event or course of conduct, all applicable laws, statutes, rules, by-laws and regulations, regulatory policies and all applicable official directives, orders, judgments and decrees of Governmental Authorities;

"ASSOCIATE" means an "associate" as defined in the Business Corporations Act (Ontario);

"BORROWER" means Exclamation International Incorporated, a corporation continued under the laws of Ontario and its successors from time to time (including, if applicable, the amalgamated corporation arising from an amalgamation of Exclamation International Incorporated in connection with the transactions contemplated in section 8.1);

"BUSINESS" means, before completion of the Reorganization, the creation, financing, managing and operating of Internet based businesses consistent with the business currently carried on by the Borrower and its Subsidiaries and, following completion of the Reorganization, the business currently carried on by Points;

"BUSINESS DAY" means any day, other than a Saturday or Sunday, on which Canadian chartered banks are open for business in Toronto, Canada;

"CAPITALIZED LEASE OBLIGATION" means, with respect to any Person, any rental obligation which, under GAAP, is capitalized on the books of such Person, taken at the amount thereof accounted for as indebtedness (net of interest expense) in accordance with such principles, and may include Sale-Leaseback obligations;

"CAPITAL REORGANIZATION" has the meaning attributed to such term in Section
3.5.2;

"CHANGE OF CONTROL" means any Person (and such Person's Affiliates and Associates, and any person acting jointly on in concert with such Person) acquiring greater than 50% of the votes attached to the Borrower's securities entitled to vote for the election of the Borrower's board of directors or greater than 50% of the equity (by value) of the Borrower;

"CLASS A CONVERTIBLE PREFERRED SHARES" means the 1.8% Class A convertible preferred shares in the capital of Points;

"CLASS B CONVERTIBLE PREFERRED SHARES" means the 1.8% Class B convertible preferred shares in the capital of Points;

"CLASS C CONVERTIBLE PREFERRED SHARES" means the 1.8% Class C convertible preferred shares in the capital of Points;

"COMMON SHARES" means the common shares in the capital of the Borrower;

"COMMON SHARE REORGANIZATION" has the meaning attributed to such term in Section 3.5.1;

"CONTAMINANT" means (a) any pollutant, toxic substance, hazardous waste, hazardous material, hazardous substance, petroleum product, oil, or radioactive material; (b) any substance, gas, material or chemical which is or may be defined as or included in the definition of "hazardous substances", "toxic substances", "hazardous materials", "hazardous wastes" or words of similar import under any Environmental Law; (c) any other chemical, material, gas or substance, the exposure or release of which is or may be prohibited, limited or regulated by any Environmental Law; or (d) any chemical, material, gas or substance that does or may pose a hazard to health and/or safety of Persons or the Natural Environment;

"CONVERSION PRICE" has the meaning attributed to such term in Section 3.3;

"CONVERSION RIGHT" has the meaning attributed to such term in Section 3.1;

"DATE OF AUTOMATIC CONVERSION" has the meaning attributed to such term in
Section 3.2;

"DATE OF CONVERSION" means the date upon which the Conversion Right is exercised by the Lender by surrendering this Debenture in accordance with Section 3.4.2;

"DEBENTURE" means this convertible debenture and all schedules attached to this convertible debenture, in each case as they may be amended, restated or replaced from time to time; the expressions "HEREOF", "HEREIN", "HERETO", "HEREUNDER", "HEREBY" and similar expressions refer to this convertible debenture as a whole and not to any particular article, section, schedule, or other portion hereof;

"DEBT" means, with respect to any Person, without duplication:

(a) all indebtedness for borrowed money of such Person (including, for greater certainty, reimbursement obligations in respect of letters of credit, bankers' acceptances and note purchase facilities, obligations of such Person evidenced by a bond, note, debenture or similar instrument, and obligations of such Person in relation to purchase money agreements, deferred purchase price payments (where payment of the purchase price is deferred more than 90 days from the date of purchase), prepaid contracts, conditional sales agreements, or title retention agreements (other than those characterized as operating leases under GAAP), or subordinated indebtedness whether or not classified as equity on a balance sheet of such Person, in any case whether or not recourse of the debtholder is limited in any way),

(b) all Capitalized Lease Obligations of such Person, and without limitation, all Debt of such Person under Sale-Leasebacks (other than Sale-Leasebacks that are characterized as operating leases under GAAP),

(c) all indebtedness for borrowed money secured by a Lien on any property or asset owned or held by such Person, whether or not the obligations secured thereby shall have been assumed,

(d) the marked-to-market of all obligations of the Person under Hedging Agreements,

(e)  all Redeemable Preferred Shares of such Person held by any Person, and

(f) all Guarantees of such Person with respect to obligations of a type described in any of the preceding clauses;

"DEFAULT" means any event or condition which, upon notice, lapse of time, or both, would constitute an Event of Default;

"DISPOSITION" means any sale, assignment, transfer, conveyance, lease, license, granting of an option or other disposition (or agreement to dispose) of any nature or kind whatsoever of any property or of any right, title or interest in or to any property, and the verb "DISPOSE" shall have a correlative meaning;

"EMPLOYEE OPTIONS" means the options of Points granted to certain directors, officers, employees and associates of each of Points and the Borrower outstanding on February 8, 2002;

"ENVIRONMENTAL LAW" means any and all present and future Canadian federal, provincial or territorial, or local and foreign laws, rules, regulations or obligations arising under common law, and any order or decrees, in each case as now or thereafter in effect, relating to the regulation or protection of human health, safety or the environment or to Releases or threatened Releases of pollutants, contaminants, chemicals or toxic or hazardous substances, Hazardous Materials, wastes or recyclables into the indoor or outdoor environment, including ambient air, soil, surface water, ground water, wetlands, land or subsurface strata, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or toxic or hazardous substances, wastes or recyclables;

"EVENT OF DEFAULT" has the meaning attributed to such term in Section 7.1;

"EXCLUDED TAXES" means, in relation to any Person, those taxes on income or capital which are imposed or levied by any jurisdiction or any political subdivision of such jurisdiction solely as a result of such Person (a) being organized under the laws of such jurisdiction or any political subdivision of such jurisdiction, (b) having its principal office or lending office in such jurisdiction, (c) being resident in such jurisdiction, (d) carrying on business in such jurisdiction, or (e) not dealing at arm's length (as defined for the purposes of any taxing statute in the applicable jurisdiction) with the Borrower, but for greater certainty shall not include any sales, goods or services, or harmonized sales and goods and services taxes payable under the laws of such jurisdiction or any political subdivision of such jurisdiction with respect to any goods or services made available by the Lender to the Borrower or any Subsidiary;

"EXPIRY DATE" means the date that is three months prior to the date that the hold period (being the period, imposed by Ontario securities legislation, before this Debenture and Common Shares issuable upon conversion of this Debenture may be traded without a prospectus) lapses, provided that if such period is 18 months, then the date that is two months prior to the date that such hold period lapses;

"FINANCIAL ASSISTANCE" given by any Person (the "FINANCIAL ASSISTANCE PROVIDER") to or for the account or benefit of any other Person (the "FINANCIAL ASSISTANCE RECIPIENT") means any direct or indirect financial assistance of any nature, kind or description whatsoever (by means of loan, guarantee or otherwise) of or from such Financial Assistance Provider, or of or from any other Person with recourse against such Financial Assistance Provider or any of its property, to or for the account or benefit of the Financial Assistance Recipient (including Investments in a Financial Assistance Recipient, Acquisitions from a Financial Assistance Recipient, and gifts or gratuities to or for the account or benefit of a Financial Assistance Recipient);

"FOUNDERS OPTIONS" means the options granted prior to the date hereof to the founders of Points to acquire up to 1,818,182 common shares in the capital of Points;

"GAAP" means, in respect of the Borrower and its Subsidiaries, generally accepted accounting principles in Canada applied on a consistent basis;

"GENERAL SECURITY AGREEMENT" means the general security agreement dated the Original Issue Date and entered into by the Borrower in favour of the Lender, in form and substance satisfactory to the Lender, as amended, restated or replaced from time to time;

"GOVERNMENTAL AUTHORITY" means, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person has an undertaking, carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country;

"GUARANTEE" means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any indebtedness, letter of credit, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation of any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such obligation will be protected against loss in respect thereof. The amount of any Guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited;

"HAZARDOUS MATERIAL" means, collectively, (a) any petroleum or petroleum products, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biophyls ("PCB's"), (b) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous recyclables", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "contaminants" "pollutants" or words of similar import under any Environmental Law, and (c) any other chemical, contaminant, pollutant, deleterious substance, dangerous good or other material or substance, which is limited or regulated under any Environmental Law;

"HEDGING AGREEMENTS" means, for any Person, (a) an interest rate swap, cap or collar agreement or similar arrangement between such Person and one or more financial institutions or other entities providing for the transfer or mitigation of interest risks, either generally or under specific contingencies, and (b) an agreement or arrangement between such Person and one or more financial institutions or other entities providing for the transfer or mitigation of risks of fluctuations in the exchange rate between any foreign currency and Canadian dollars either generally or under specific contingencies;

"INVESTMENT" means, with respect to any Person, the making by such Person of (a) any direct or indirect investment in or purchase or other acquisition of the securities of or an equity interest in any other Person, (b) any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms) any other Person, or (c) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided that, for greater certainty, an Acquisition shall not be treated as an Investment;

"LENDER" means CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, and its successors and assigns;

"LIEN" means any mortgage, charge, pledge, hypothecation, assignment, deposit arrangement, lien (statutory or otherwise), preference, security interest or other charge or encumbrance of any nature however arising, or any other agreement or arrangement creating in favour of any creditor a right in respect of any particular property that is prior to the right of any other creditor in respect of such property, and includes the right of a lessor under a Capitalized Lease Obligation, the right of a vendor under a conditional sale agreement and any easement, right of way or other encumbrance on real property;

"LOAN DOCUMENTS" means this Debenture, the Security Documents, the Subscription Agreement and all other documents from time to time entered into by the Lender or for the benefit of the Lender in connection with this Debenture;

"MATERIAL ADVERSE EFFECT" means, individually or in the aggregate, a material adverse effect on (a) the business, operations, properties or condition (financial or otherwise) of the Borrower, XI or Points (b) the ability of the Borrower or its Subsidiaries to perform its obligations under the Subscriber Documents, or (c) the rights and remedies of the Lender under the Subscriber Documents;

"MAXIMUM AMOUNT" has the meaning attributed to such term in Section 3.1;

"NATURAL ENVIRONMENT" means the air, land, subsoil, surface water, ground water, and property or any combination or part thereof in any jurisdiction in which the Borrower or any Subsidiary carries on business;

"NON-ARM'S LENGTH PERSON" means any director, senior or executive officer, Affiliate or Associate of the Borrower or any Subsidiary or any other Person who does not deal at arm's length with the Borrower or any of its Affiliates within the meaning of such concept as used in the Income Tax Act (Canada);

"NON-VOTING SHARES" means the "non-voting shares" in the capital of Points;

"OBLIGATIONS" means all indebtedness, liabilities and other obligations of the Borrower to the Lender hereunder or under any other Loan Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising;

"OFFICER'S CERTIFICATE" means a certificate, in form satisfactory to the Lender
(a) in the case of any such certificate of the Borrower, signed by the Chairman, the President, the Chief Financial Officer or Vice President of the Borrower, and (b) in all other cases, of the applicable Person required to provide such certificate signed by the president or a vice president of such corporation or by such other of its senior officers as may be acceptable to the Lender, acting reasonably;

"OPTION AGREEMENT" means the option agreement dated the Original Issue Date amongst the Borrower, XI and the Lender, substantially in the form attached as Exhibit B to the Subscription Agreement, as amended, restated or replaced from time to time;

"ORIGINAL ISSUE DATE" means March 15, 2001;

"ORIGINAL PRINCIPAL AMOUNT" has the meaning attributed to such term in the first paragraph of this Debenture;

"PARTNER WARRANTS" means share purchase warrants (with an exercise price equal to or greater than US$1.96 (subject to anti-dilution adjustments)) to acquire up to 7,703,892 common shares in the capital of the Points issued by Points from time to time to Persons whose loyalty programs participate in the Points exchange;

"PERMITS" means all permits, licenses, authorizations, approvals, franchises, rights-of-way, easements and entitlements which the Borrower or any Subsidiary requires, or is required to have, to own, lease or license its property or operate or carry on the Business;

"PERMITTED LIENS" means, in respect of any property of the Borrower or any Subsidiary, any of the following:

(a) Liens for taxes, assessments or government charges, including charges for workers' compensation and employment insurance, which are not due or delinquent, or the validity of which is being contested by it in good faith, provided that the outcome of such contest would not reasonably be expected to have a Material Adverse Effect;

(b) Liens imposed or permitted by law such as carriers' liens, builders' liens, materialmens' liens and other liens, privileges or other charges of a similar nature, in respect of obligations not yet due or delinquent, or the validity of which is being contested in good faith, provided that the outcome of such contest would not reasonably be expected to have a Material Adverse Effect;

(c) undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to law and in respect of which no steps or proceedings to enforce such liens have been initiated, and which relate to obligations which are not due or delinquent or which, although filed, relate to obligations not overdue or to obligations being contested by it in good faith with a reasonable likelihood of success, or which would not reasonably be expected to have a Material Adverse Effect;

(d)  the Security;

(e) Liens securing Purchase Money Obligations provided such Liens charge only the asset subject to the Purchase Money Obligation and no other asset;

(f)  liens securing Capitalized Lease Obligations;

(g) Liens of judgments rendered or claims filed which are being contested in good faith by it by proper legal proceedings, provided that such proceedings effectively postpone enforcement of any such Lien and do not otherwise result in an Event of Default hereunder;

(h) easements, rights-of-way, servitudes, zoning, and similar rights in or restrictions in respect of land (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by other Persons, which do no, individually or in the aggregate, materially detract from the use or value of the property subject thereto;

(i) the reservations, limitations, provisos and conditions in any original grants from the Crown of any land or interests therein and statutory exceptions, qualifications and reservations in respect of title;

(j) the unexercised rights reserved or vested in any Governmental Authority by the terms of any title documents, or by any statutory provisions, to terminate any such title documents, or other interests in land, or to require annual or other periodic payments as a condition of the continuance thereof;

(k) defects in title which are not general in application and which do not, individually or in the aggregate, materially detract from the value of the property or any significant part thereof or materially impair the use of any thereof in the operation of their respective businesses; and

(l)  all other items set out in Schedule "C".

"PERSON" means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative or Governmental Authority;

"PLEDGE AGREEMENT" means the pledge agreement dated the Original Issue Date, as amended, restated or replaced from time to time, entered into by the Borrower in favour of the Lender whereby the Borrower pledged to the Lender, as security for the Obligations, the Pledged Assets;

"PLEDGED ASSETS" means the shares and other securities held by the Borrower in the capital of XI and all other securities of the Subsidiaries held by the Borrower from time to time, together with the related assets described in the Pledge Agreement;

"POINTS" means Points.com Inc., a corporation incorporated under the laws of Ontario, its successors and assigns;

"PRINCIPAL AMOUNT" means the principal amount outstanding under this Debenture from time to time, being the Original Principal Amount as increased or decreased pursuant to the terms and conditions of this Debenture;

"PUBLIC OFFERING" means a sale or other distribution to the public of treasury shares of the Borrower by way of a prospectus, registration statement or other similar disclosure document which would result in those shares being freely tradeable in a jurisdiction in Canada or in the United States to and between members of the public without the requirement of filing a further prospectus or similar disclosure document;

"PURCHASE MONEY OBLIGATIONS" means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance;

"QUALIFIED PUBLIC OFFERING" means a Public Offering having the following characteristics:

(i) the Borrower's Common Shares issued pursuant to the Public Offering are listed for trading on The Toronto Stock Exchange, The Nasdaq Stock Market or another senior securities exchange satisfactory to the Board of Directors;

(ii) the gross proceeds from the Public Offering to the Borrower are at least $30,000,000 in the aggregate;

(iii) the issue price per Common Share in the Public Offering is at least four times the Conversion Price; and

(iv) the Borrower has an equity value (using the price at which the shares of the Borrower are being offered pursuant to the Public Offering) of at least $175,000,000 on a pre-offering basis;

"QUALIFYING PROVINCES" has the meaning attributed to such term in Section 3.12;

"REDEEMABLE PREFERRED SHARES" shall mean, in respect of any Person, shares of the capital stock (or other equity interests) of such Person that are entitled to preference or priority over any other shares of the capital stock (or other equity interests) of such Person in respect of payment of dividends (or their equivalent) or distribution of assets upon liquidation, and which are:

(a) redeemable, payable or required to be purchased or otherwise retired or extinguished or convertible into Debt of such Person, in any case (a) at a fixed or determinable date, whether by operation of sinking fund or otherwise, (b) at the option of any Person other than such Person, or (c) upon the occurrence of a condition not solely within the control of such Person, or

(b)  convertible into other Redeemable Preferred Shares;

"RELEASE" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata;

"REORGANIZATION" has the meaning attributed to such term in Section 8.1;

"RESTRICTED PAYMENT" means, with respect to the Borrower and any Subsidiary, any payment by such Person to any other Person (a) of any dividends or any other distribution on any shares of its capital, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or any warrants, options or rights to acquire any such shares, (c) of any principal of, or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Debt of the Borrower ranking in right of payment pari passu with or subordinate to the Obligations or
(d) of any management, consulting or similar fee, or any material bonus or comparable payment, or material payment by way of gift or other gratuity, to any Non-Arm's Length

Person, unless such payment is to a director or to a senior or executive officer of the Borrower or a Subsidiary either in the ordinary course of employment or with the approval of the board of directors of the Borrower or the applicable Subsidiary;

"RIGHT OF POSTPONEMENT" has the meaning attributed to such term in Section 2.4;

"SALE-LEASEBACK" means an arrangement under which title to any property or an interest therein is transferred by or on the direction of a Person ("X") to another Person which leases or otherwise grants the right to use such property, asset or interest (or other property, which X intends to use for the same or a similar purpose) to X (or nominee of X), whether or not in connection therewith X also acquires a right or is subject to an obligation to acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement;

"SECURITY" means the Liens created by the Security Documents;

"SECURITY DOCUMENTS" means the Pledge Agreement, the General Security Agreement, the XI Guarantee, the XI Pledge Agreement, the XI General Security Agreement and any other guarantees and security documents held from time to time by the Lender, securing or intended to secure repayment of the Obligations, including the security described in Section 4.1 hereunder and, in the singular, any one of such Security Documents;

"SUBSCRIBER DOCUMENTS" has the meaning attributed to such term in the Subscription Agreement;

"SUBSCRIPTION AGREEMENT" means the subscription agreement dated the Original Issue Date between the Borrower and the Lender pursuant to which the Lender subscribed for this Debenture, as amended, restated or replaced from time to time;

"SUBSIDIARY" means, with respect to a corporation, a subsidiary body corporate within the meaning of the Business Corporations Act, (Ontario) as in force on the date of this Agreement, and any partnership or other organization in respect of which the corporation or any Subsidiary of the corporation has the right to make or control management decisions, and "SUBSIDIARIES" means all of them. Where the term "Subsidiary" or "Subsidiaries" is used herein without further qualification, such term shall mean a Subsidiary or the Subsidiaries of the Borrower. For greater certainty, ThinOffice shall at all times be deemed a Subsidiary of the Borrower until it is sold as contemplated by section 8.1(a) and each of XI and Points shall at all times be deemed Subsidiaries of the Borrower until, if applicable, it is amalgamated with the Borrower as contemplated by section 8.1(d);

"TAXES" means all taxes of any kind or nature whatsoever including, without limitation, income taxes, sales or value-added taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the Original Issue Date or at any time in the future, by an Governmental

Authority of or within Canada or any other jurisdiction whatsoever having power to tax, together with penalties, fines, additions to tax and interest thereon;

"THINOFFICE" means ThinOffice Inc., a corporation incorporated under the laws of Ontario, its successors and assigns;

"XI" means Exclamation Inc., a corporation incorporated under the laws of Ontario, its successors and assigns;

"XI DEBENTURE" means the debenture of XI dated the Original Issue Date in the aggregate principal amount of $4,000,000 to be issued to the Borrower, as amended, restated or replaced from time to time;

"XI GENERAL SECURITY AGREEMENT" means the general security agreement to be dated the Original Issue Date and to be entered into by XI in favour of the Lender, in form and substance satisfactory to the Lender, as amended, restated or replaced from time to time;

"XI GUARANTEE" means the guarantee dated the Original Issue Date and to be entered into by XI in favour of the Lender, in form and substance satisfactory to the Lender, as amended, restated or replaced from time to time; and

"XI PLEDGE AGREEMENT" means the pledge agreement dated the Original Issue Date entered into by XI in favour of the Lender, in form and substance satisfactory to the Lender, as amended, restated or replaced from time to time.

1.2. INVALIDITY, ETC.

     Each of the provisions contained in this Debenture is distinct and severable and a declaration of invalidity, illegality or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.3. HEADINGS, ETC.

     The division of this Debenture into articles, sections and clauses, the inclusion of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.4. GOVERNING LAW

     This Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

1.5. ATTORNMENT

     The parties hereto irrevocably submit and attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario for all matters arising out of or in connection with this Debenture.

1.6. CURRENCY

     Except as otherwise specifically provided herein, monetary amounts in this Debenture are stated in and will be paid in Canadian dollars.

1.7. THIS AGREEMENT TO GOVERN

     If there is any inconsistency between the terms of this Debenture and the terms of any Security Document, the provisions hereof shall prevail to the extent of the inconsistency.

1.8. ACTIONS ON DAYS OTHER THAN BUSINESS

     Except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Debenture shall be deemed to provide that such payment shall be made or such action shall be taken on the first Business Day after such day.

1.9. INTEREST ACT

     For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Debenture or any Loan Document is to be calculated on the basis of a year of 365 days or 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365, 360 or such other period of time, as the case may be.

1.10. SCHEDULES, ETC.

     The following are the schedules attached to this Agreement

     Schedule A - Compliance Certificate

     Schedule B - General Disclosure

     Schedule C - Permitted Liens

     Schedule D - Reorganization Term Sheet

                                   ARTICLE 2.
                                    PAYMENTS

2.1. INTEREST RATE

     Interest shall accrue from the Original Issue Date on the outstanding Principal Amount of this Debenture from time to time at a rate of 11% per annum.

2.2. CALCULATION AND PAYMENT OF INTEREST

     Interest on the outstanding Principal Amount shall accrue from day to day, both before and after default, demand, maturity and judgment, and shall be calculated on the basis of the actual number of days elapsed and on the basis of a year of 365 days. Unless payment is otherwise required in accordance with the terms and conditions of this Debenture, interest shall be payable on this Debenture in cash on the Maturity Date (for greater certainty, as contemplated by section 3.4.4, if the Lender prior to or on the Maturity Date exercises its Conversion Right, interest shall be payable in cash on the Maturity Date only in respect of interest which has accrued over the term of this Debenture on that portion of the Principal Amount which is not converted pursuant to the exercise of the Conversion Right).

     Interest shall compound on an annual basis on the last day immediately prior to each anniversary of the Original Issue Date (and thereafter interest shall accrue on such compounded interest at the rate set out in Section 2.1).

2.3. REPAYMENT OF THE DEBENTURE

     Subject to the terms and conditions of this Debenture, the Borrower shall not be required, and shall not be entitled, to make payments of principal on this Debenture except as set out in the next sentence, unless prepayment is required pursuant to the provisions of Section 2.9 hereof or the Obligations are declared due and payable in accordance with Section 7.2. Unless payment is otherwise required or made earlier in accordance with the terms and conditions of this Debenture, the Principal Amount of this Debenture, together with all accrued and unpaid interest and other amounts payable under this Debenture, shall be due and payable in full in cash on the Maturity Date.

2.4. RIGHT OF POSTPONEMENT

     The Lender shall be entitled to elect to extend the term of the Debenture (the "Right of Postponement") for a maximum of four (4) successive one year periods by providing up to four (4) notices (each, an "Extension Notice") to the Borrower, in each case no later than 95 days prior to the then Maturity Date. Each Extension Notice shall extend the term of the Debenture (and, as a result, the Maturity Date) by one year and must be delivered to the Borrower prior to the Maturity Date which is applicable prior to the delivery of the applicable Extension Notice (for greater certainty, if the Lender delivers an Extension Notice prior to March 15, 2004, the Maturity Date shall be extended to March 15, 2005 and if the Lender delivers a second

Extension Notice prior to March 15, 2005, the Maturity Date shall be extended to March 16, 2006 and so on).

2.5. SALE FROM TREASURY

     The Lender acknowledges that the Borrower may, at its option, and without the requirement of obtaining the Lender's consent make arrangements within 90 days prior to the Maturity Date: (a) complete the sale to third parties from treasury of the number of its Common Shares required to raise the cash necessary to repay this Debenture (including interest); or (b) charge assets of the Borrower, such charges subordinate to the Security, to raise the cash necessary to repay this Debenture (including interest) (and for greater certainty upon the due payment and performance in full of all the obligations of the Borrower under this Debenture and the other Loan Documents the Lender agrees to release the property of the Borrower and XI under the Security as required by Section 4.5); or (c) sell some or all of its assets (effective at the time repayment of this Debenture is due) and use the sale proceeds from such sale or sales to repay the Debenture (including interest) (provided that the proceeds of such sale or sales shall not exceed the amount required to be repaid on such date).

2.6. DEFEASANCE

     If the Borrower duly and irrevocably pays into a trust bank account, designated by the Lender, for the benefit of the Lender, the Principal Amount owing on such date plus the maximum total interest which may accrue and may be payable under this Debenture as of March 15, 2008 (being the latest possible date of the Maturity Date), then the Borrower and its Subsidiaries' obligations under Article 5 hereof (except for subsection 5.1.1) will cease and become null and void and the Security will revert to and revest in the Borrower and XI without any release, acquittance, reconveyance, re-entry or other act or formality whatsoever. The Lender shall, upon the written request and at the expense of the Borrower, in such circumstances, cancel and discharge the Security and execute and deliver to the Borrower such deeds or other instruments as shall be requisite to discharge the Security and to reconvey to the Borrower (or as it may in writing direct) any property subject to the Security (in each case, other than as set forth above). For greater certainty, no defeasance by the Borrower or release of covenants or Security shall affect the Lender's rights to extend the Maturity Date as permitted by Section 2.4 or to convert all or any part of this Debenture as permitted by Article 3.

2.7. APPLICATION OF PREPAYMENTS AND REPAYMENTS

     Any amounts prepaid or repaid with the consent of the Lender or where required pursuant to the terms hereof shall not be reborrowed. All amounts prepaid or repaid shall be applied firstly in reduction of the accrued and unpaid interest then outstanding and thereafter in reduction of the principal amount of this Debenture being prepaid or repaid.

2.8. PAYMENTS GENERALLY

     All payments made pursuant to this Debenture (in respect of principal, interest or otherwise) shall be made by the Borrower to the Lender by way of deposit by or on behalf of the

Borrower to the account specified therefor by the Lender no later than 3:00 p.m. (Toronto time) on the due date therefor. Any payments received after such time shall be considered for all purposes as having been made on the next following Business Day unless the Lender otherwise agrees in writing.

2.9. PAYMENTS - NO DEDUCTION

     All payments made in respect of this Debenture (in respect of principal, interest or otherwise) shall be made in full without set-off or counterclaim, and free of and without deduction or withholding for any present or future Taxes, other than Excluded Taxes, provided that if the Borrower shall be required by law to deduct or withhold any Taxes, other than Excluded Taxes, from or in respect of any payment or sum payable to the Lender, the payment or sum payable shall be increased as may be necessary so that after making all required deductions or withholdings, the Lender receives an amount equal to the sum it would have received if no deduction or withholding had been made and the Borrower shall pay the full amount deducted to the relevant taxation or other authority in accordance with Applicable Law.

     If the Lender becomes liable for any Tax in the jurisdiction in which the Borrower is located as a result of a payment being made without the required Tax in that jurisdiction having been deducted or withheld, the payor shall indemnify the Lender for such Tax and any interest and penalties thereon, and the indemnity payment shall be increased as necessary so that after the imposition of any Tax in that jurisdiction on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), the Lender shall receive the full amount of Taxes, interest and penalties for which it is liable in that jurisdiction.

2.10. ILLEGALITY

     If any Applicable Law coming into force after the Original Issue Date, or if any change in any existing Applicable Law or in the interpretation or application thereof by any court or Governmental Authority, now or hereafter makes it unlawful for the Lender to have subscribed for or hold this Debenture or to give effect to its obligations in respect thereof, the Lender may, by written notice thereof to the Borrower, declare its obligations under this Debenture to be terminated, and the Borrower shall prepay, within the time required by such law, the Principal Amount of the Debenture together with accrued interest thereon and any other amounts owing under this Debenture as may be applicable to the date of such payment. If any such event shall, in the opinion of the Lender, only affect part of this Debenture, the remainder of the Debenture shall be unaffected and the obligations of the Borrower under the Loan Documents shall continue.

2.11. CHANGE IN CIRCUMSTANCES

     If the introduction of or any change in any Applicable Law relating to the Lender or any change in the interpretation of application thereof by any Governmental Authority or compliance by the Lender with any request or direction of any Governmental Authority:

     (a) subjects the Lender or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes or changes the basis of taxation of payments due to the Lender or increases any existing Taxes on payments of amounts owning to the Lender (other than Taxes of application to the overall income of the Lender);

     (b) imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans by, the Lender;

     (c) imposes on the Lender or requires there to be maintained by the Lender any capital adequacy or additional capital requirement (including, without limitation, a requirement which affects the Lender's allocation of capital resources to its obligations) in respect of the Lender's obligations hereunder; or

     (d) imposes on the Lender any other condition or requirement with respect to this Debenture (other than Taxes of application to the overall income of the Lender);

and such occurrence has the effect of:

     (e) increasing the cost to the Lender of agreeing to make or making, maintaining or funding this Debenture or any portion thereof;

     (f)  reducing the amount of the Obligations owing to the Lender;

     (g) directly or indirectly reducing the effective return to the Lender under this Debenture or on its overall capital as a result of entering into this Debenture or as a result of any of the transactions or obligations contemplated by this Debenture (other than a reduction resulting from a higher rate of income tax being imposed on the Lender's overall income); or

     (h) causing the Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by the Lender hereunder;

then, the Lender shall also advise the Borrower by way of a certificate of an officer of setting forth, with sufficient particulars (including for greater certainty, the details of calculations relevant thereto), the facts relevant to the application of this Section 2.11, and, absent manifest error in such officer's certificate, the Borrower shall promptly upon demand by the Lender pay or cause to be paid to the Lender such additional amounts as shall be sufficient to fully indemnify the Lender for such additional cost, reduction, payment, foregone interest or other return. A certificate of the Lender documenting the relevant calculations and submitted to the Borrower by the Lender shall be conclusive and binding for all purposes, absent manifest error.

2.12. PAYMENT OF COSTS AND EXPENSES

     The Borrower shall pay to the Lender on demand all reasonable costs and expenses of the Lender and its agents and any receiver or receiver-manager appointed by it or by a court in connection with this Debenture and the Subscriber Documents, including, without limitation:

     2.12.1. prior to the date of advance of the Original Principal Amount, the preparation of this Debenture or any of the Subscriber Documents (to a maximum of $[ ]);

     2.12.2. following the date of advance of the Original Principal Amount, the preparation of any actual or proposed amendment or modification hereof or thereof or any waiver hereunder or thereunder and all instruments supplemental or ancillary thereto;

     2.12.3. following the date of advance of the Original Principal Amount obtaining advice as to the Lender's rights and responsibilities under this Debenture or the Subscriber Documents; and

     2.12.4. the defence, establishment, protection or enforcement of any of the rights or remedies of the Lender under this Debenture or any of the Subscriber Documents including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, any of the Security Documents or any enforcement of the Security;

including, without limitation, all of the reasonable fees, expenses and disbursements of legal counsel to the Lender incurred in connection therewith.

2.13. INDEMNITIES

     2.13.1. The Borrower shall indemnify and save harmless the Lender from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including the reasonable fees, expenses and disbursements of legal counsel to the Lender), which may be incurred by the Lender as a consequence of or in respect of (i) default by the Borrower in the payment when due of any Obligation or any other Default or Event of Default hereunder, (ii) the application by the Borrower or any Subsidiary of the proceeds of this Debenture. A certificate of the Lender as to any such loss or expense and containing reasonable details of the calculation of such loss or expense shall be, absent manifest error, prima facie evidence of the amount of such loss or expense.

     2.13.2. The Borrower shall indemnify and save harmless the Lender and its Affiliates, agents, officers, directors and employees (each an "Indemnified Party") from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including without limitation any investigatory, remedial, clean-up, compliance or preventative costs, charges and expenses) (collectively, "Claims") which may be asserted against or incurred by such Indemnified Party under or on account of any applicable Environmental Law (including the assertion of any Lien thereunder), whether upon realization of the Security, or as a lender to the Borrower, or as successor to or assignee of any right or interest of the

     Borrower or any of the Borrower's Subsidiaries or as a result of any order, investigation or action by any Governmental Authority relating to any one of its or their business or property, including without limitation any Claims arising from:

     (a) the Release of a Contaminant, the threat of the Release of any Contaminant, or the presence of any Contaminant affecting the real or personal property of the Borrower or any of its Subsidiaries, whether or not the Contaminant originates or emanates from such Person's property or any other real property or personal property located thereon;

     (b) the Release of a Contaminant owned by, or under the charge, management or control of, the Borrower or any of its Subsidiaries or any predecessors or assignors thereof;

     (c) any costs of removal or remedial action incurred by any Governmental Authority or any costs incurred by any other Person or damages from injury to, destruction of, or loss of natural resources in relation to, the real property or personal property of the Borrower or any of its Subsidiaries or any contiguous real property or elsewhere or personal property located thereon, including reasonable costs of assessing such injury, destruction or loss incurred pursuant to Environmental Law;

     (d) liability for personal injury or property damage arising by reason of any civil law offences or quasi-criminal offences or under any statutory or common tort law theory and any and all other third party claims of any and every nature whatsoever, including, without limitation, damages assessed for the maintenance of a public or private nuisance or for the carrying on of a dangerous activity at, near, or with respect to the real or personal property of the Borrower, or any of its Subsidiaries or elsewhere; and/or

     (e) any other matter relating to the Natural Environment and Environmental Law affecting the property or the operations and activities of the Borrower or any of its Subsidiaries within the jurisdiction of any Governmental Authority.

2.14. MAXIMUM RATE OF INTEREST

          Notwithstanding anything herein or in any Subscriber Document to the contrary:

     (a) In the event that any provision of this Debenture or any other Subscriber Documents would oblige the Borrower to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lender of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Original Issue Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lender of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

          (i) by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other applicable law; and

          (ii) by reducing the amount or rate of interest exigible under Article 2 of this Debenture.

     (b) Any amount or rate of interest referred to in this Section 2.14 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Debenture (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada)) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall be conclusive for the purposes of such determination, absent manifest error.

                                   ARTICLE 3.
                             CONVERSION OF DEBENTURE

3.1. CONVERSION RIGHT

     Upon and subject to the terms and conditions of this Article, the Lender shall have the right (the "Conversion Right"), at its option, at any time prior to the close of business on the Maturity Date to convert up to $6,000,000 (the "Maximum Amount") of the Principal Amount hereof into Common Shares at the Conversion Price.

3.2. AUTOMATIC CONVERSION

     The Maximum Amount of the Principal Amount of this Debenture shall be automatically converted at the Conversion Price into Common Shares on the date (the "Date of Automatic Conversion") immediately preceding one of the following events (each, a "Liquidity Event"):

     (i) All of the outstanding Common Shares are sold, transferred or otherwise Disposed of for a price per share of at least four times the Conversion Price;

     (ii) All or substantially all of the assets of the Borrower are sold for a price that, upon distribution of the net proceeds thereof to the shareholders of the Borrower, (after paying or making provisions for all creditors of the Borrower), would result in net proceeds per Common Share to the Lender, after conversion of the Maximum Amount of this Debenture into Common Shares and making of such distribution, of at least four times the Conversion Price; or

     (iii) A Qualified Public Offering;

provided that in the case of (i) or (ii) above, the Lender shall receive a payment (consisting of cash or readily liquid securities as determined by the Lender in its sole discretion) promptly after the Date of Automatic Conversion of the full value of the Common Shares received by the Lender pursuant to the automatic conversion (which payment shall be made pursuant to a sale or purchase for cancellation of, or receipt of a liquidating distribution on, the Common Shares received by the Lender pursuant to such automatic conversion).

3.3. CONVERSION PRICE

     The Conversion Price, subject to adjustment in accordance with this Article, shall be $0.31732 per Common Share.

3.4. MANNER OF EXERCISE OF CONVERSION

     The following rules apply with respect to the conversion of up to the Maximum Amount of this Debenture:

     3.4.1. To exercise the Conversion Right, or to give effect to the conversion of this Debenture upon Automatic Conversion, the Lender shall surrender this Debenture at the office of the Borrower in the City of Toronto together with (in the case of exercise of the Conversion Right) written notice (which shall be irrevocable) in a form satisfactory to the Borrower, duly executed by the Lender exercising the Conversion Right in respect of any amount of this Debenture in accordance with the provisions of this Article, stating the Principal Amount which the Lender elects to convert. In the case of exercise of the Conversion Right the surrender of this Debenture accompanied by such written notice shall be deemed to constitute a contract between the Lender and the Borrower whereby: (i) the Lender subscribes for the number of Common Shares which the Lender shall be entitled to receive on such conversion; (ii) the Lender releases the Borrower from all liability to pay the Principal Amount of this Debenture to be converted; (iii) the Borrower agrees that the surrender of this Debenture for conversion constitutes full payment of the subscription price for the Common Shares issuable upon such conversion. Thereupon the Lender will be entitled to be entered in the books of the Borrower as at the Date of Conversion or the Date of Automatic Conversion, as the case may be, as the holder of the number of Common Shares into which such Debenture has been converted in accordance with the provisions of this Article and, as soon as practicable thereafter, the Borrower will deliver to the Lender a certificate or certificates for such Common Shares entered.

     3.4.2. For the purposes of the exercise of the Conversion Right, this Debenture will be deemed to be surrendered for conversion on the date (the "Date of Conversion") on which it is so surrendered in accordance with the provisions of this Article.

     3.4.3. The Lender shall, upon the exercise of the Conversion Right, surrender this Debenture to the Borrower and the Borrower will cancel the same and will, without charge, promptly deliver to the Lender a new Debenture in an aggregate Principal Amount equal to the part of the Principal Amount of this Debenture that was not converted. For greater certainty, the Lender shall continue to have the right to convert the new Debenture into Common Shares until the Maturity Date provided that in no case shall the aggregate Principal Amount converted exceed the Maximum Amount.

     3.4.4. Upon conversion the Lender shall no longer be entitled to receive accrued and unpaid interest (other than capitalized interest (but excluding from capitalized interest compounded interest)) on the part of this Debenture surrendered for conversion up to but excluding the Date of Conversion, or the Date of Automatic Conversion, as the case may be, but Common Shares issued upon such conversion will rank only in respect of dividends declared in favour of shareholders of record on and after the Date of Conversion or the Date of Automatic Conversion, as the case may be, from which applicable date they will for all purposes be and be deemed to be issued and outstanding fully paid and non-assessable Common Shares. Interest on the Principal Amount of this Debenture which is converted (and any compounded interest in respect of the Principal Amount so converted) shall cease to accrue from and after the Conversion Date or the Date of Automatic Conversion, as the case may be.

3.5. ADJUSTMENT OF CONVERSION PRICE AND NUMBER OF COMMON SHARES ISSUABLE UPON CONVERSION

     The Conversion Price (and the number of Common Shares issuable upon conversion of this Debenture as provided below) is subject to adjustment from time to time in the events and in the manner provided as follows:

     3.5.1. If and whenever at any time after the Original Issue Date the
     Borrower:

          (a) subdivides its outstanding Common Shares into a greater number of shares; or

          (b) consolidates its outstanding Common Shares into a smaller number of shares; or

          (c) distributes Common Shares or securities exchangeable for or convertible into Common Shares by way of a stock dividend or other distribution to all or substantially all holders of Common Shares, or distributes to all or substantially all holders of Common Shares any other securities or assets;

(any such events being called a "Common Share Reorganization"), then the Conversion Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Conversion Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares (on a fully diluted basis) outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares (on a fully diluted basis) outstanding immediately after giving effect to such Common Share Reorganization.

     3.5.2. If and whenever at any time after the Original Issue Date there is a reclassification of Common Shares outstanding at any time or change of the Common

     Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, amalgamation or merger of the Borrower with or into any other Borrower or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Borrower as an entirety or substantially as an entirety to another Borrower or other entity (any of such events being called a "Capital Reorganization"), the Lender, upon exercise of its right to convert this Debenture after the effective date of such Capital Reorganization, will be entitled to receive, and must accept for the same aggregate consideration in lieu of the number of Common Shares to which the Lender was theretofore entitled upon such conversion, the aggregate number of shares, other securities or other property which the Lender would have been entitled to receive as a result of such Capital Reorganization as if, on the effective date thereof, the Lender had been the registered holder of the number of Common Shares to which the Lender was theretofore entitled upon conversion. If determined appropriate by the Borrower, adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article with respect to the rights and interests thereafter of the Lender to the end that the provisions set forth in this Article will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the conversion of this Debenture. Any such adjustment must be approved by action by the directors and will for all purposes be conclusively deemed to be an appropriate adjustment if so approved by the directors and the Lender.

3.6. RULES REGARDING CALCULATION OF ADJUSTMENT OF CONVERSION PRICE AND NUMBER OF COMMON SHARES ISSUABLE UPON CONVERSION

     For the purposes of Section 3.5:

     3.6.1. The adjustments provided in Section 3.5 are cumulative and will, in the case of Adjustments to the Conversion Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this section.

     3.6.2. No adjustment in the Conversion Price will be made under Section 3.5 in respect of the issue from time to time of Common Shares issuable on conversion of this Debenture and any such issue will be deemed not to be a Common Share Reorganization.

     3.6.3. If at any time a dispute arises with respect to the adjustments provided for in Section 3.5, such dispute will be conclusively determined by such firm of nationally recognized independent chartered accountants as may be selected by the Borrower and the Lender (or if they are unable to agree upon such a firm, then the Borrower and the Lender shall each select a representative from one such firm and those two individuals shall select a third firm) and any such determination will be binding upon the Borrower, the Lender and shareholders of the Borrower. The Borrower will provide such accountants with access to all necessary records of the Borrower. If any such determination is made, the Borrower shall deliver a notice of the Lender describing such determination.

     3.6.4. In case the Borrower after the Original Issue Date takes any action affecting the Common Shares, other than action described in Section 3.5, which in the opinion of the directors of the Borrower acting in good faith would materially affect the rights of the Lender, the Conversion Price or the number of Common Shares issuable upon conversion will be adjusted in such manner, if any, and at such time, by action of the directors of the Borrower as may be equitable in the circumstances.

     3.6.5. If the Borrower sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Conversion Price or the number of Common Shares issuable upon conversion of this Debenture will be required by reason of the setting of such record date.

     3.6.6. As a condition precedent to the taking of any action which would require any adjustment in any of the conversion rights pursuant to this Debenture, including the Conversion Price and the number and class of shares or other securities which are to be received upon the conversion thereof, the Borrower shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Borrower have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Lender is entitled to receive on the full conversion thereof in accordance with the provisions thereof.

3.7. POSTPONEMENT OF SUBSCRIPTION

     In any case in which this Article requires that an adjustment be effective immediately after a record date for an event referred to herein, the Borrower may defer, until the occurrence of such an event:

     3.7.1. issuing to the Lender, if this Debenture is converted after such record date and before the occurrence of such event, the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event; and

     3.7.2. delivering to the Lender any distributions declared with respect to such additional Common Shares after such exercise date and before such event;

provided, however, that the Borrower delivers to the Lender an appropriate instrument evidencing the Lender's right, upon the occurrence of the event requiring the adjustment, to an adjustment in the Conversion Price or the number of Common Shares issuable on the conversion of this Debenture and to such distributions declared with respect to any additional Common Shares issuable on the conversion of this Debenture.

3.8. NO REQUIREMENT TO ISSUE FRACTIONAL SHARES

     The Borrower is not required to issue fractional Common Shares upon the conversion of this Debenture. If any fractional interest in a Common Share would, but for the provisions of this section, be deliverable upon the conversion of any Principal Amount of this Debenture, the number of Common Shares to which the Lender is entitled upon conversion will be rounded up to the next whole number.

3.9. COMPANY TO RESERVE COMMON SHARES

     The Borrower covenants with the Lender that it will at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issue upon conversion of this Debenture, such number of Common Shares as will then be issuable upon the conversion of the Maximum Amount of this Debenture. The Borrower covenants with the Lender that all Common Shares which will be so issuable will, on surrender and conversion of this Debenture in accordance with the terms hereof, be duly and validly issued as fully paid and non-assessable.

3.10. TAXES AND CHARGES ON CONVERSION

     The Borrower will from time to time promptly pay any and all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax or security transfer tax, if any) which are payable by the Borrower with respect to the issuance and/or delivery to the Lender, upon the exercise of the Conversion Right, of Common Shares.

3.11. NOTICE OF ADJUSTMENT

     The Borrower shall forthwith give notice to the Lender specifying any event requiring any adjustment or readjustment and the results thereof, including the resulting Conversion Price.

3.12. REGISTRATION RIGHTS

(a) If, at any time after the date hereof and on or prior to the Expiry Date, the Borrower shall be requested by the Lender to file and obtain a receipt for a (final) prospectus of the Borrower to qualify the distribution of the Common Shares issuable upon conversion of this Debenture (the "Prospectus"), which request shall specify the principal amount of the Debenture to be converted and the jurisdictions in which such Prospectus shall be filed), the Borrower shall, subject to Section 3.12(b), use its best efforts to file such Prospectus and obtain such receipt (the "Qualification Requirement").

(b) Anything contained in Section 3.12(a) to the contrary notwithstanding, the Borrower shall not be obligated to effect the Qualification Requirement pursuant to Section 3.12(a) except in accordance with the following provisions:

          (i) the Borrower shall not be obligated to use its best efforts to effect the Qualification Requirement pursuant to Section 3.12(a),
               (x) on more than two occasions, provided that on each occasion at least $1,500,000 of the principal amount of this Debenture which may be converted is to be converted and the Common Shares issuable as a result thereof (the "Conversion Shares") are to be distributed to the Lender under the Prospectus, and (y) unless the jurisdictions in which such Prospectus is to be filed is limited to one or more of any of the jurisdictions in which the Borrower is a "reporting issuer" or has equivalent status in Canada;

          (ii) the Borrower may delay the filing or effectiveness of such Prospectus or delay the qualification of Conversion Shares pursuant to the issuance of a receipt for such Prospectus, for a period of up to 30 days after the receipt of a request under
               Section 3.12(a): (x) if at the time of such request the Borrower has entered into a commitment letter for an offering of Common Shares by way of a prospectus (in which case the Borrower will use its best efforts to permit the holder of this Debenture to qualify the conversion of the Debenture pursuant to Section 3.12(a)); or (y) if the Borrower has entered into a letter of intent in respect of any proposal or plan by the Borrower to engage in any acquisition of substantial assets or substantially all of the shares of another person or company, sale of all or substantially all of its shares or assets, merger, or consolidation (with an affiliated third party), disclosure of which would be required in such Prospectus, and the Corporation determines in good faith that such disclosure would be materially detrimental to the Borrower or would have a material adverse effect on any such confidential negotiations, provided that the Borrower may only exercise this right twice, not in succession, in respect of the Qualification Requirement.

          (iii) with respect to the Prospectus pursuant to Section 3.12(a), the Borrower may include in such Prospectus any Common Shares (the "Offered Shares"), provided, however, that if the Lender determines, acting reasonably and in good faith, that the inclusion of all of the Offered Shares in such Prospectus would materially and adversely effect the re-sale by the Lender of the Conversion Shares, then the number of Conversion Shares and/or Offered Shares proposed to be distributed under such Prospectus shall be included in the following order, (x) first, the Conversion Shares requested by the Lender to be distributed under such Prospectus, and (y) second, the Offered Shares.

(c) If, at any time after the date hereof and on or prior to the Expiry Date, the Borrower decides to effect a registration under the Securities Act of 1933, as amended, of Common Shares (the "Registerable Shares"), it shall give written notice to the Lender of such decision and, upon the written request of the Lender (the "Registration Request"), delivered to the Borrower within 15 days after deliver of any such notice by the Borrower, to include in such registration the Conversion Shares (which request shall specify the number of Conversion Shares proposed to be included in such registration), the Borrower shall use its best effort to cause such Conversion Shares to be included in such registration, provided, however, that the underwriter advises the Borrower that the inclusion of all the Conversion Shares requested to be included in such registration would materially interfere with the successful marketing (including pricing) of the Common Shares proposed to be included in such registration by the Borrower, then the number of Registerable Shares and Conversion Shares proposed to be included in such registration shall be included in the following order, (x) first, the Registerable Shares; and
     (y) second, the Conversion Shares requested to be included in such registration.

                                   ARTICLE 4.
                                    SECURITY

4.1. SECURITY

     As security for the due and punctual payment of all of the Obligations, the Borrower shall contemporaneously with the issuance of this Debenture deliver or cause to be delivered to and in favour of the Lender, in form and substance satisfactory to the Lender and its counsel:

     (a)  the General Security Agreement;

     (b)  the Pledge Agreement;

     (c)  the XI General Security Agreement

     (d)  the XI Pledge Agreement

     (e)  the XI Guarantee; and

     (f) all other share certificates, stock powers of attorney, documentation, consents and authorizations necessary in order to make valid and effective the aforementioned agreements.

4.2. FURTHER ASSURANCES - SECURITY

     The Borrower shall take, and shall cause XI to take, such action and execute and deliver to the Lender such documents and instruments as the Lender shall reasonably request, and register, file or record the same (or a notice or financing statement in respect thereof) in all offices where such registration, filing or recording is, in the opinion of the Lender or Lender's counsel, necessary or advisable to constitute, perfect and maintain the Security as first ranking Liens of the Borrower and XI (and, if applicable after completion of the Reorganization, Amalco) in all jurisdictions reasonably required by the Lender, in each case within a reasonable time after the request therefor by the Lender, and in each case in form and substance satisfactory to the Lender and Lender's counsel.

4.3. SECURITY EFFECTIVE NOTWITHSTANDING DATE OF ADVANCE

     The Security shall be effective and the undertakings in the Debenture and the other Subscriber Documents with respect thereto shall be continuing, whether the monies hereby or thereby secured or any part thereof shall be advanced before or after or at the same time as the creation of any such Security or before or after or upon the date of execution of this Debenture. The Security shall not be affected by any payments on the Debenture, but shall constitute continuing security to the Lender for the Obligations from time to time.

4.4. NO MERGER

     The Security shall not merge in any other security. No judgment obtained by or on behalf of the Lender shall in any way affect any of the provisions of this Debenture or the Security. For greater certainty, no judgment obtained by or on behalf of the Lender shall in any way affect the obligation of the Borrower to pay interest or other amounts at the rates, times and in the manner provided in this Debenture.

4.5. RELEASE OF SECURITY

     Following due payment and performance in full of all obligations of the Borrower under this Debenture and the Loan Documents, the Lender will, at the request, cost and expense of the Borrower, release and discharge the right and interest of the Lender in the property of the Borrower and XI under the Security. In addition, if any property of the Borrower or XI is Disposed of as permitted by this Debenture, or is otherwise released from the Security at the direction or with the consent of, among others, the Lender, the Lender, at the request and expense of the Borrower (on satisfaction, or on being assured of concurrent satisfaction, of any condition to or obligation imposed with respect to such Disposition), may discharge such property from the Security and deliver and re-assign to the Borrower or XI any of such property as is then in the possession of the Lender.

                                   ARTICLE 5.
                                    COVENANTS

5.1. AFFIRMATIVE COVENANTS

     So long as any Obligations remain outstanding the Borrower shall, and (except as otherwise indicated herein) shall cause, as applicable, each of XI, Points and ThinOffice to:

     5.1.1. PUNCTUAL PAYMENT. In the case of the Borrower only, pay or cause to be paid all Obligations falling due hereunder on the dates and in the manner specified herein;

     5.1.2. CONDUCT OF BUSINESS. Do or cause to be done all things necessary or desirable to maintain its corporate existence in its present jurisdiction of incorporation, to maintain its corporate power and capacity to own its properties and assets, and to carry on its business in a commercially reasonable manner in accordance with normal industry standards;

     5.1.3. PRESERVATION OF PERMITS, ETC. Preserve and maintain all material Permits, and material trademarks or trademark applications, trade names, certification marks, patents or patent applications, industrial designs, copyrights, URLs and Internet domain names, as may be necessary or desirable for it to carry on the Business and comply with its obligations under this Debenture and the Subscriber Documents;

     5.1.4. COMPLIANCE WITH APPLICABLE LAW AND CONTRACTS. Comply with the requirements of all Applicable Law, all obligations which, if contravened, could give rise to a Lien over any of its property, and all insurance policies and contracts to which it is a party or by which it or its properties are bound;

     5.1.5. ACCOUNTING METHODS AND FINANCIAL RECORDS. Maintain a system of accounting which is established and administered in accordance with GAAP, keep adequate records and books of account in which accurate and complete entries shall be made in accordance with GAAP reflecting all transactions required to be reflected by GAAP and keep accurate and complete records of any property owned by it;

     5.1.6. MAINTENANCE OF PROPERTY. Maintain all of its property, used in its business, in good repair, working order and condition (ordinary wear and tear excepted);

     5.1.7. FINANCIAL REPORTING. Deliver to the Lender:

     (A) QUARTERLY STATEMENTS. Within 60 days after the end of each of the first three quarterly fiscal periods of each fiscal year of the Borrower, consolidated and, in the case of the Borrower, unconsolidated statements of income, retained earnings and cash flows of the Borrower, XI, Points and ThinOffice for such period and for the period from the beginning of the respective fiscal year to the end of such period, and the related consolidated and, in the case of the Borrower, unconsolidated balance sheets of the Borrower and XI, Points and ThinOffice, setting forth in each case in comparative form the corresponding consolidated or unconsolidated (as applicable) figures for the corresponding period in the preceding fiscal year.

     (B) ANNUAL STATEMENTS. As soon as available and in any event within 140 days after the end of each fiscal year of the Borrower, audited consolidated and, in the case of the Borrower, unconsolidated statements and, in the case of ThinOffice, unaudited statements of income, retained earnings and cash flows (in the case of ThinOffice if available) of the Borrower, XI, Points and ThinOffice for such fiscal year and the related consolidated and unconsolidated balance sheets of the Borrower, XI, Points, and ThinOffice as at the end of such fiscal year, setting forth in each case in comparative form the corresponding consolidated or unconsolidated (as applicable) figures for the preceding fiscal year, and accompanied by an unqualified opinion thereon of independent accountants of recognized national standing;

     (C) COMPLIANCE CERTIFICATE. At the time it furnishes each set of financial statements pursuant to paragraphs (a) or (b) above, an Officer's Certificate which shall state that:

          (i) all such financial statements fairly present the consolidated or unconsolidated (as applicable) financial condition and results of operations of the respective entities,

          (ii) all such financial statements have been prepared in accordance with GAAP as at the end of, and for, such period (subject, where applicable, to normal year end audit adjustments),

          (iii) no Default or Event of Default has occurred and is continuing (or, if any Default or Event of Default has occurred and is continuing, describing the same in reasonable detail and describing the action that the Borrower has taken or proposes to take with respect thereto)

          (iv) except as disclosed in such certificate, no event or circumstance has occurred since the date of the last certificate delivered pursuant to this clause that has had or would reasonably be expected to have a Material Adverse Effect, and

          (v) reporting on all Restricted Payments and all Investments made in the applicable period pursuant to Section 5.3.7 and 5.3.10 such certificate to be substantially in the form of Schedule A;

     (D) BUDGET. As soon as available, but in any event not later than 30 days prior to the commencement of each fiscal year, a financial budget (including relevant narrative analysis and descriptions) for the Borrower, XI, Points and ThinOffice which shall consist of an operating budget, the forecasted consolidated balance sheet, forecasted statement of earnings and retained earnings, cash flow projections, proposed capital expenditures, proposed acquisition programs and proposed financing activities for such fiscal year;

     (E) MISCELLANEOUS. As soon as practicable following a request therefor from the Lender, financial statements and any income tax returns, other tax returns and any elections, remittance forms or other documents filed by the Borrower, XI, Points or ThinOffice pursuant to any legislation which requires the Borrower or any Subsidiary to pay, withhold, collect or remit such amounts;

     5.1.8. INSURANCE. Keep insured by financially sound and reputable insurers all property of the Borrower, XI, Points and ThinOffice of a character usually insured by corporations engaged in the same or similar business against loss or damage of the kinds and in the amounts customarily insured against by such corporations and carry such other insurance as is usually carried by such corporations or as is required by law;

     5.1.9. OWNERSHIP OF SUBSIDIARIES. Take such action from time to time as shall be necessary to ensure that the Borrower, either directly or indirectly through its Subsidiaries, continues to beneficially own all the shares of XI and of Points (other than shares of Points issuable on exercise of the Partner Warrants, Founders Options or

     Employee Options) and, subject to the Reorganization (including any disposition of securities of Bigtree.com Ltd., ThinOffice Inc., Exponential Entertainment Inc. and ThinApse Corp. in connection therewith), at least the number of securities of each other Subsidiary that it owns on March 15, 2001 (as such number may be adjusted pursuant to share splits, consolidations and other reorganizations after March 15, 2001). Without limiting the foregoing, (a) none of the Borrower and its Subsidiaries will sell, transfer or otherwise Dispose of any shares of stock in XI or Points;
     (b) XI will not issue any shares other than to the Borrower; and (c) Points will not issue any shares other than to the Borrower or XI or pursuant to any Partner Warrant, Founders Option or Employee Option;

     5.1.10. SECURITY. Take such action from time to time as shall be necessary to ensure that certain shares and securities of all present Subsidiaries (except the shares and securities which are disposed of pursuant to the Reorganization) are pledged to the Lender pursuant to the Pledge Agreement, that certain shares and securities held by XI (except the shares and securities which are disposed of pursuant to the Reorganization) are pledged to the Lender pursuant to the XI Pledge Agreement and that the Security all times constitutes a first ranking charge, subject only to Permitted Liens, over the assets subject to the Security;

     5.1.11. INSPECTIONS. Permit the Lender and its authorized employees, representatives and agents, upon giving at least 24 hours' prior notice, to
     (i) visit and inspect its properties during normal business hours, (ii) inspect and make extracts from and copies of its books and records, and
     (iii) discuss with senior management of the Borrower or any of the Subsidiaries, as may be reasonably designated by the Lender, its business, property, financial condition and prospects;

     5.1.12. NOTICE OF LITIGATION AND OTHER MATTERS. As soon as practicable after it shall become aware of the same, give notice to the Lender of the following events:

          5.1.12.1. the commencement of any action, proceeding, arbitration or investigation against or in any other way relating adversely to the Borrower or any Subsidiary or any of their respective properties, assets, Permits or businesses;

          5.1.12.2. any other development which has had or could reasonably be expected to have a Material Adverse Effect; and

          5.1.12.3. any Default or Event of Default, or the occurrence or non-occurrence of any event which constitutes, or which with the passage of time or giving of notice or both would constitute, a material default under any other Debt of the Borrower, XI, Points or ThinOffice giving in each case the details thereof and specifying the action proposed to be taken with respect thereto;

     5.1.13. CONSENTS AND APPROVALS. Take all steps that are necessary to obtain any approvals or consents required now or in the future to permit any asset over which the Lender has or may have a security interest to be transferable to the Lender and by it to any other Person free of any restrictions in transfer or to permit the Borrower and the Subsidiaries to perform their obligations under this Debenture and the other Loan Documents;

     5.1.14. PAYMENT OF TAXES AND CLAIMS. Comply with the following:

          5.1.14.1. pay and discharge all Taxes payable by it;

          5.1.14.2. withhold and collect all Taxes required to be withheld and collected by it and remit such Taxes to the appropriate Governmental Authority at the time and in the manner required; and

          5.1.14.3. pay and discharge all obligations incidental to any trust imposed upon it by statute which, if unpaid, might become a Lien upon any of its property;

     in each case unless being contested in good faith by appropriate proceedings;

     5.1.15. USE OF PROCEEDS. Use the proceeds of this Debenture only for: (i) the purpose of purchasing $4,000,000 of securities of Points and to the extent same is within the Borrower's reasonable control cause Points to use those proceeds only for working capital purposes; and (ii) working capital purposes at the Borrower (including advances to its other Subsidiaries);

     5.1.16. OTHER MATTERS In the case of the Borrower and XI only, take all steps reasonably available to it to cause each of the other entities in which it has an investment interest in to comply with the covenants described in Sections 5.1.2, 5.1.4 and 5.1.14;

     5.1.17. FURTHER ASSURANCES. After notice thereof from the Lender, do all such further acts and things and execute and deliver all such further documents as shall be reasonably requested by the Lender in order to give effect to the terms of this Debenture and the Subscriber Documents; and

     5.1.18. LIQUIDITY EVENT. In the case of the Borrower only, use its commercially reasonable best efforts to complete a Liquidity Event on or before March 15, 2004.

5.2. LENDER ENTITLED TO PERFORM COVENANTS

     If the Borrower or any of its Subsidiaries fails to perform any covenant contained in Section 5.1, or in any other provision of any Loan Document, the Lender may, in its discretion, perform any such covenant capable of being performed by it and if any such covenant requires the payment of money the Lender may make such payments. All sums so expended by the Lender shall be deemed to form part of the Obligations, shall bear interest at the same rate as the Principal Amount and shall be payable by the Borrower on demand.

5.3. NEGATIVE COVENANTS

     Except as otherwise provided in this Debenture, so long as any Obligations remain outstanding the Borrower covenants and agrees to and in favour of the Lender that it shall not without the consent of the Lender, and it shall not permit XI, Points or ThinOffice, without the consent of the Lender to:

     5.3.1. MERGER, SALE OR DISPOSITION OF ALL OR A SIGNIFICANT PART OF ITS ASSETS. Enter into any transaction or series of related transactions whereby all or any significant part of its assets (or all or any significant part of its technology or intellectual property or, in the case of the Borrower, any of the securities of its Subsidiaries) would become the property of any other Person whether by way of reorganization, consolidation, amalgamation, arrangement, winding-up, merger, transfer, sale, Sale-Leaseback, or otherwise;

     5.3.2. REORGANIZATIONS, ETC. Enter into any transaction to change or reorganize its capital structure or consolidate, amalgamate or merge with any other Person;

     5.3.3. SALE OF CAPITAL STOCK. Except as expressly permitted by Section 5.4 and except for any issuance of shares by the Borrower upon the exercise of options and warrants granted by the Borrower as of the Original Issue Date and warrants issued by the Borrower upon the conversion of preferred shares of the Borrower issued and outstanding as of the Original Issue Date, sell 50% or more of its capital stock as of March 15,2001;

     5.3.4. RANKING. Cause or permit the Lender, as holder of this Debenture, to rank subordinate or pari passu with any Debt of the Borrower, except Debt secured by Liens described in clause (e) of the definition of the Permitted Liens;

     5.3.5. BOARD COMPOSITION. Increase or decrease the authorized size of its board of directors or in any way change its composition not in compliance with Article 6;

     5.3.6. NEGATIVE PLEDGE. Create, incur, assume or suffer to exist any Lien upon any of its properties (including, for certainty, securities of any entity owned directly or indirectly by the Borrower or XI), whether now owned or hereafter acquired, other than (a) Permitted Liens or (b) pursuant to a debt financing permitted under Section 5.3.8;

     5.3.7. RESTRICTED PAYMENTS. Make any Restricted Payment other than (i) Restricted Payments by a Subsidiary to the Borrower or by the Borrower to a Subsidiary or (ii) redemptions of any Common Shares pursuant to equity incentives agreements with employees, officers, directors or consultants which give the Borrower or a Subsidiary the right to repurchase Common Shares upon the termination of services, to a maximum amount of $ 100,000 in aggregate in any fiscal year of the Borrower;

     5.3.8. DEBT. Create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt other than:

     (a)  in the case of the Borrower, this Debenture;

     (b) in the case of the Borrower or the Subsidiaries, Debt in respect of Liens permitted by clause (e) of the definition of Permitted Liens;

     (c)  Debt owing by one Subsidiary to the Borrower or another Subsidiary;

     (d) in the case of Points, the Non-Voting Shares, the Class A Convertible Preferred Shares, Class B Convertible Preferred Shares and Class C Convertible Preferred Shares (all of which are owned by the Borrower or XI);

     (e)  in the case of XI, the XI Debenture;

     (f) obligations under Hedging Agreements incurred for bona fide hedging purposes and not for speculative purposes; and

     (g)  as otherwise provided in this Agreement.

     Notwithstanding this Section 5.3.8 if the Borrower requires additional capital by way of debt, it shall first advise the Lender of its requirements in writing. Upon receiving such notice, the Lender shall have 20 days within which to notify the Borrower if it wishes to provide the required financing on such terms and conditions as may be negotiated between such parties. During that time, the Borrower shall provide to the Lender, at its request, all such information as the Lender may reasonably require to make its determination. In the event that the Borrower and the Lender are unable to agree upon the terms of the financing within such 20 day period, the Borrower shall deliver, within 5 days following the expiry of such 20 day period, a term sheet outlining the terms and conditions upon which it would be prepared to proceed with the financing. The Lender shall have a further period of 10 days within which to accept or reject the terms and conditions upon which it would be prepared to proceed with the financing. In the event that the Lender rejects the terms of financing or fails to give notice within the prescribed time period as aforesaid, the Borrower shall be free to pursue obtaining its debt financing with other Persons on terms no less favourable to the Borrower or more favourable to such Persons than those set forth in the term sheet provided to the Lender.

     5.3.9. FINANCIAL ASSISTANCE. Except as otherwise provided in this Agreement, provide Financial Assistance, either directly or indirectly, to any Non-Arm's Length Person except Investments or Acquisitions by the Borrower in a current or proposed Subsidiary in the Business;

     5.3.10. INVESTMENTS AND ACQUISITIONS. Make Investments or Acquisitions, or provide any Financial Assistance either directly or indirectly to Persons acting at arm's length except Investments by the Borrower in a Subsidiary in the Business or as set out in Schedule B attached hereto;

     5.3.11. CHARTER DOCUMENTS. Amend its articles, by-laws or any other constating documents;

     5.3.12. SHAREHOLDER AGREEMENTS. Except in connection with the Reorganization, enter into a shareholder agreement, pooling agreement, voting trust or other agreement or understanding with respect to the voting, acquisition, disposition or other dealing or holding of shares of XI, Points or ThinOffice (or amend any such existing agreement);

     5.3.13. LINES OF BUSINESS. Change in any material respect the nature of its business or operations from the Business, or the ownership of shares of any Subsidiary involved in any such business, nor engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material property, in either case not reasonably related to or in furtherance of the conduct of the Business; and

     5.3.14. TRANSACTIONS WITH AFFILIATES. Without the prior written consent of the Lender, such consent not to be unreasonably withheld, directly or indirectly, purchase, acquire or lease any property from, or sell, transfer or lease any property to, or otherwise deal with any Affiliate, except (i) in the ordinary course of and pursuant to the reasonable requirements of the Borrower's or such Subsidiary's business and upon fair and reasonable terms that are no less favourable to the Borrower or such Subsidiary, as the case may be, than those that could be obtained in an arm's length transaction with an unrelated third party, (ii) transactions between Subsidiaries and (iii) the payment of management fees or other amounts to the Borrower.

5.4. EXCEPTIONS

     Notwithstanding any other provision of this Debenture including Section 5.3, the following are permitted without the consent of the Lender:

     (a) subject to Section 5.3.3, a sale of shares from treasury by the Borrower provided the price per share is not less that $0.40 (subject to necessary adjustment in the event of a subdivision, consolidation or other change to the capital of the Borrower);

     (b) a sale of all or substantially all of the assets of the Borrower, provided the Borrower is thereafter wound up and provided further that the assets are sold for a price that, upon distribution of the net proceeds thereof to the shareholders of the Borrower (after paying or making provisions for all creditors of the Borrower, would result in net proceeds per Common Share to the Lender, after conversion of the Maximum Amount of this Debenture into Common Shares and the making of such distribution, of at least four times the Conversion Price; and

     (c) an issuance of shares pursuant to a stock option plan or other employee incentive program for the Borrower.

5.5. ENVIRONMENTAL COMPLIANCE

     5.5.1. The Borrower shall, and shall cause each of the Subsidiaries to, comply with all Environmental Laws and to promptly remedy any compliance issues.

     5.5.2. If the Borrower (a) receives notice that any violation of any Environmental Law may have been committed or is about to be committed by the Borrower or any other Subsidiary, (b) receives notice that any administrative or judicial complaint or order has been filed or is about to be filed against the Borrower or any other Subsidiary alleging violations of any Environmental Law or requiring the Borrower or any other Subsidiary to take any action in connection with the release of Substances into the Environment, or (c) receives any notice from a Governmental Authority or other Person alleging that the Borrower or any other Subsidiary may be liable or responsible for costs associated with a response to or clean-up of a release of a Substance into the Environment or any damages caused thereby, the Borrower shall provide the Lender with a written summary of such notice (and a copy of any written notice) within ten days of the Borrower's or any other Subsidiary's receipt thereof. The Borrower shall provide evidence satisfactory to the Lender of disbursements made from time to time to effect such clean-up or remedial action in a timely manner.

     5.5.3. The Borrower shall provide to the Lender such information and reports relating to environmental matters as the Lender may reasonably request from time to time.

                                   ARTICLE 6.
                              BOARD REPRESENTATION

6.1. THE LENDER'S BOARD REPRESENTATION

     As long as this Debenture remains outstanding, the Borrower shall nominate one individual proposed by the Lender as its nominee to the board of directors of the Borrower (the "Board of Directors") in the Borrower's management proxy circular. For greater certainty, upon completion of the amendment and restatement of this Debenture, the Lender's nominee to the Board of Directors, John Orr, shall remain a director of the Borrower. Each individual proposed by the Lender for the position of director of the Corporation shall be a "resident Canadian" as that term is defined in the Business Corporations Act (Ontario) and an individual who is not disqualified under applicable corporate law from acting as a director. If a director of the Borrower, proposed by the Lender, ceases to be director for any reason, and the Board of Directors do not fill the vacancy thereby created by appointing, as soon as reasonably possible, that individual who is then proposed by the Lender and nominated by the Lender, or if the directors so fail to act, the Corporation shall convene a meeting of shareholders to elect a replacement director and the Borrower shall solicit proxies in favour of the individual proposed by the Lender. Any director proposed or nominated by the Lender shall be either (i) John Orr, Executive Director of the Lender or a senior officer of the Lender holding the position of Executive Director or a more senior position than Executive Director; or (ii) another person who is subject to the reasonable approval of the Borrower.

6.2. SHAREHOLDERS' MEETINGS

     Not earlier than 90 days prior to any shareholder meeting at which any director proposed by the Lender is to be elected, the Borrower shall request that the Lender provide it with the names of its proposed nominee for election as a director and shall allow the Lender no less than ten Business Days to respond; the Lender shall provide such name to the Borrower accompanied by such other information as the Borrower may reasonably request for inclusion in a management proxy circular, and (subject to Section 6.1) the Corporation shall solicit proxies in favour of the nominee of the Lender. If the Borrower does not approve of the person proposed or nominated by the Lender, the Borrower shall request a new proposed nominee from the Lender.

6.3. TERMINATION OF ENTITLEMENT

     All rights of the Lender to propose a person to be nominated by the Borrower to be a director pursuant to this Article 6 shall terminate and be of no further force and effect if this Debenture is repaid in full. If this occurs, if requested by the Borrower or the Lender so elects, the Lender shall cause its nominee director to resign.

                                   ARTICLE 7.
                         EVENTS OF DEFAULT AND REMEDIES

7.1. EVENTS OF DEFAULT

     The occurrence of any of the following events shall constitute an Event of
Default:

     7.1.1. DEFAULT IN PAYMENT. If the Borrower defaults in the payment when due of any of the Obligations which require the payment of money to the Lender; or

     7.1.2. OTHER COVENANTS. If the Borrower or any Subsidiary defaults in the performance or observance of any term, condition, covenant, or obligation contained in any Subscriber Document to which it is a party that does not require the payment of money to the Lender (including, for greater certainty, the covenants regarding the Reorganization set out in Section 8.2) unless such default is remedied within 15 Business Days after notice thereof by the Lender to the Borrower; or

     7.1.3. REPRESENTATIONS AND WARRANTIES. If any representation or warranty made by or regarding the Borrower, XI, Points or ThinOffice in the Subscription Agreement or any other Subscriber Document is found to be false or incorrect in any way so as to make it materially misleading when made or deemed to have been made; or

     7.1.4. DEFAULT IN OTHER INDEBTEDNESS. If the Borrower, XI, Points or ThinOffice is in default of any agreement relating to Debt in excess of $100,000 where such default would entitle the holder to accelerate repayment of the Debt and such default is not cured in any applicable grace period or waived in writing.

     7.1.5. SUBSCRIBER DOCUMENTS. If any of this Debenture, the Security Documents, the other Subscriber Documents or any part thereof shall, at any time after its respective execution and delivery and for any reason, cease in any way to be in full force and effect or to be a legal, valid, binding and enforceable obligation of the Borrower or any Subsidiary that is a party to such document or if the Security or any part of the Security shall, at any time after its execution and delivery and for any reason, cease to constitute a first Lien of the nature and priority specified in or contemplated by this Debenture or if it is or becomes unlawful for the Borrower or any of the Subsidiaries to perform or comply with any or all of its obligations under any of this Debenture, the Security Documents or the other Subscriber Documents, or if the validity or enforceability of any of this Debenture, the Security Documents or the other Subscriber Documents is disputed in any manner by the Borrower or any of the Subsidiaries; or

     7.1.6. VOLUNTARY INSOLVENCY ACTIONS. If the Borrower, XI or Points institutes proceedings for its winding up, liquidation, or takes action to become a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it, or files a proposal, a notice of intention to make a proposal, a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law or any other similar applicable law or consents to the filing of any such petition, or consents to the appointment of a receiver, liquidator, trustee or assignee in bankruptcy or insolvency of all or a substantial part of the property of the Borrower, XI or Points or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due or commits any other act of bankruptcy, or suspends or threatens to suspend transaction of its usual business, or any action is taken by the Borrower, XI or Points in furtherance of any of the aforesaid; or

     7.1.7. INVOLUNTARY INSOLVENCY PROCEEDINGS. If proceedings are instituted in any court of competent jurisdiction by any person other than the Borrower, XI or Points for the winding up, liquidation or dissolution of the Borrower, XI or Points or for any reorganization, readjustment, arrangement, composition or similar relief with respect to the Borrower, XI or Points under any bankruptcy law or any other applicable insolvency law, or for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy or insolvency of the whole or any material part of the property of the Borrower, XI or Points, and

     (a) at any time thereafter (i) such proceeding is not being contested by the Borrower, XI or Points, or (ii) the effect of such proceeding has not been stayed; or

     (b) such proceeding has not been dismissed within 30 days from and including the day on which it was commenced; or

     (c)  if any order sought in any such proceeding is granted; or

     7.1.8. APPOINTMENT OF RECEIVER. If a receiver, manager, receiver and manager, trustee, custodian or other similar official is appointed in respect of the Borrower, XI or Points or any material part of their respective property and, in the case of any such involuntary appointment, at any time thereafter either the same is not being contested or the effect thereof has not been stayed; or

     7.1.9. BANKRUPTCY STATUTES. If any proceeding, voluntary or involuntary, is commenced, or an order or petition is issued, respecting the Borrower, XI or Points pursuant to any statute relating to bankruptcy, insolvency, reorganization of debts, liquidation, winding-up or dissolution, including any proceeding, proposal, notice of intention to make a proposal, order or petition under the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any similar legislation in any other jurisdiction and, in the case of any such involuntary proceeding,

     (a) at any time thereafter (i) such proceeding is not being contested by the Borrower, XI or Points or (ii) the effect of such proceeding has not been stayed; or

     (b) such proceeding has not been dismissed within 30 days from and including the day on which it was commenced; or

     (c) any order or petition sought in any such involuntary proceeding is issued; or

     7.1.10. JUDGMENTS. If a final judgment is rendered against the Borrower, XI or Points which might reasonably be expected to have a Material Adverse Effect and, within 5 Business Days after entry thereof, such judgment has not been discharged or execution thereof stayed pending appeal or if, within 5 Business Days after the expiration of any such stay, such judgment has not been discharged; or

     7.1.11. ENCUMBRANCES. If an encumbrancer takes possession of any material property of the Borrower, XI or Points or if a distress or execution or any similar process is levied or enforced against any material property of the Borrower, XI or Points; or

     7.1.12. CEASE TO CARRY ON BUSINESS. If the Borrower, XI or Points ceases or threatens to cease to carry on in the ordinary course its business or a substantial part thereof; or

     7.1.13. QUALIFIED AUDITOR'S REPORT. If any report of the Borrower's or XI's or Points' auditor contains any materially adverse qualification which is unacceptable to the Lender; or

     7.1.14. CEASE TRADING ORDER. If a cease trading order, stop trading order or similar order, direction or ruling is issued by any Governmental Authority in respect of any of the securities of the Borrower, XI, Points or ThinOffice and is outstanding for a period of 10 consecutive trading days or any other event or circumstance shall occur which could reasonably be expected to materially restrict the ability of the Lender to realize on or transfer the Pledged Assets or to transfer any securities of the Borrower (including any shares obtainable upon conversion of this Debenture); or

     7.1.15. CEASES TO BE REPORTING ISSUER. The Borrower ceases to be a reporting issuer not in default of any requirements of the laws in Alberta, Ontario or British Columbia; or

     7.1.16. CHANGE OF CONTROL. If there shall occur a Change of Control in the Borrower; or

     7.1.17. MATERIAL ADVERSE EFFECT. If there shall occur any event or circumstance which has, or is reasonably likely to have, a Material Adverse Effect.

     7.1.18. LIQUIDATION EVENT OR DIVIDEND EVENT. If there shall occur any event or circumstance which is a Liquidation Event or a Dividend Event as such terms are defined in the articles of amendment of the Borrower dated December 20, 2001 relating to the conditions attaching to the Series One Preferred Shares of the Borrower issued to the Lender on the date hereof.

7.2. REMEDIES UPON DEFAULT

     Upon the occurrence of any Event of Default, the Lender may by notice given to the Borrower declare all Obligations to be immediately due and payable and the Lender may:

     7.2.1. realize upon all or any part of the Security; and

     7.2.2. take such actions and commence such proceedings as may be permitted at law or in equity (whether or not provided for herein or in the Security Documents) at such times and in such manner as the Lender in its sole discretion may consider expedient, all without, except as may be required by Applicable Law, any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action. The rights and remedies of the Lender hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law or by any of the Subscriber Documents.

7.3. SET-OFF

     Upon the occurrence of an Event of Default, and subject to any third party rights with respect to Permitted Liens the Lender is hereby authorized by the Borrower at any time and from time to time without notice to the Borrower to combine, consolidate and merge all or any of the Borrower's accounts with, and liabilities to, the Lender and to set off, appropriate and apply any and all deposits by or for the benefit of the Borrower with any branch of the Lender, general or special, matured or unmatured, and any other indebtedness and liability of the Lender to the Borrower, matured or unmatured, against and on account of the Obligations when due.

7.4. DISTRIBUTIONS

     All distributions under or in respect of any of the Loan Documents shall be held by the Lender on account of the Obligations without prejudice to any claim by the Lender for any deficiency after such distributions are received by the Lender and the Borrower shall remain liable for any such deficiency. All such distributions may be applied to such part of the Obligations as the Lender may see fit in its sole discretion, and the Lender may at any time change any appropriation of any such distributions or other moneys received by it and to reapply the same on any other part of the Obligations as the Lender may see fit, notwithstanding any previous application.

7.5. OVERDUE AMOUNTS

     All overdue amounts owing or deemed to be owing hereunder ("overdue amounts"), whether in respect of principal, interest, fees, expenses or otherwise, both before and after judgment, and in the case of expenses from the dates such expenses are incurred, shall (to the extent permitted by law) bear interest thereon at the rate specified in Section 2.1. Such interest on overdue amounts shall accrue from day to day, be payable in arrears on demand and shall be compounded monthly on the last Business Day of each calendar month.

                                   ARTICLE 8.
                                 REORGANIZATION

8.1. REORGANIZATION

     The Lender acknowledges the Borrower proposes to complete a reorganization (the "Reorganization") on the terms set out in the term sheet attached as Schedule D (the principal terms of which are as follows:

     (a) the Borrower and/or XI shall sell all its shares in its Subsidiaries (other than XI and Points) to third party purchasers or otherwise liquidate or wind-up such Subsidiaries;

     (b) the Lender terminates the Option Agreement and Right of Co-Sale Agreement in consideration for the amendment and restatement of this Debenture as set out herein and the issuance to the Lender of one Series One Preferred Share in the capital of the Borrower;

     (c) all shareholders, optionholders and warrantholders of Points, directly or indirectly, exchange their interests in Points (other than the Partner Warrants and the Employee Options) for interests in the Borrower; and

     (d) subject to section 8.2, the Borrower, XI and Points amalgamate and adopt a name reflective of the focus of the business of Points ("Amalco").

8.2. COVENANTS

     The Borrower will complete the Reorganization as set out in Schedule D as soon as possible and will not take actions (or omit to take actions) which would impede the completion of the Reorganization. Notwithstanding the foregoing the Lender acknowledges and agrees that any amalgamation of the Borrower, XI and Points, and the timing thereof, shall be wholly at the discretion of the board of directors of the Borrower and that any failure to amalgamate the Borrower with one or both of XI and Points shall not constitute an event of default pursuant to Section 7.1.2 hereof; provided that the Borrower will not complete any such amalgamations if the amalgamated entity would be, immediately after the amalgamation, in Default or if secured parties of XI or Points, as applicable, do not execute estoppel letters in form and substance satisfactory to the Lender acting reasonably. The Lender agrees that it will give any consents necessary to complete the Reorganization on the terms set out in Schedule D.

8.3. CONFIRMATIONS

     (a) Upon completion of the sale or other disposition of ThinOffice, references in this Debenture to ThinOffice shall no longer be relevant for the period after the date such sale is completed; and

     (b) Upon an amalgamation of the Borrower, XI and Points or any two of them, references to the pre-amalgamated entities shall be construed as references to the amalgamated entity from and after the date of completion of such amalgamation.

                                   ARTICLE 9.
                                     GENERAL

9.1. RELIANCE AND NON-MERGER

     All covenants, agreements, representations and warranties of the Borrower or any Subsidiary made herein or in any other Loan Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of the Borrower pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or counsel to or any employee or other representative of any of the Lender and shall survive the execution and delivery of this Debenture and the other Loan Documents until the Borrower shall have satisfied and performed all of its obligations under the Loan Documents.

9.2. AMENDMENT AND WAIVER

     No amendment or waiver of any provision of this Debenture or any Subscriber Document or consent to any departure by the Borrower or any Subsidiary from any provision thereof is effective unless it is in writing and signed by an officer of the Lender. Such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

9.3. NOTICES

     Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notice of change of address shall also be governed by this section. Notices and other communications shall be addressed as follows:

     (a)  if to the Borrower:

          134 Peter Street
          Suite 300
          Toronto, Ontario
          M5V 2H2

          Attention: Christopher J.D. Barnard, President
          Facsimile number: (416)595-6444

          with a copy to:

          Davies Ward Phillips & Vineberg LLP
          44th Floor, 1 First Canadian Place
          Toronto, Ontario
          M5X 1B1

          Attention: William Ainley
          Facsimile number: (416)863-0871

     (b)  if to the Lender:

          CIBC Capital Partners
          BCE Place
          161 Bay Street
          8th Floor
          Toronto, Ontario
          M5J 2S8

          Attention: John Orr
          Facsimile number: (416)594-8037

          with a copy to:

          Torys
          Suite 3000 Maritime Life Tower
          Box 270, TD Centre
          Toronto, Ontario
          M5K 1N2

          Attention: Stephen Donovan and Cameron Koziskie
          Facsimile number: 416-865-7380

9.4. TIME

     Time is of the essence of this Debenture and the other Subscriber
Documents.

9.5. FURTHER ASSURANCES

     Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered by other Persons, all such further acts, documents and things in connection with this Debenture and the other Subscriber Documents as the Lender may reasonably require from time to time for the purpose of giving effect to this Debenture and the other Subscriber Documents including, without limitation, for the purpose of facilitating the enforcement of the Security, all promptly upon the request of the Lender.

9.6. ASSIGNMENT

     9.6.1. This Debenture and the other Subscriber Documents shall enure to the benefit of the Lender and be binding upon the Borrower, in each case together with their respective successors and any permitted assignee under this section of some or all of the parties' rights or obligations under this Debenture and the other Subscriber Documents.

     9.6.2. The Borrower shall not assign all or any part of its obligations under this Debenture or the other Subscriber Documents without the prior written consent of the Lender.

     9.6.3. Subject to section 9.6.4, the Lender shall not assign, transfer or encumber the Series One Preferred Share or any of its interest therein and the Borrower shall not recognize as effective any assignment, transfer or encumbrance of the Series One Preferred Share except in connection with section 9.6.4.

     9.6.4. The Lender may at any time assign, transfer or encumber all or any part of its rights in respect of the Obligations, this Debenture and the other Subscriber Documents to or in favour of any Person without the consent of the Borrower; provided that in all cases, concurrently with any such assignment, transfer or encumbrance, the Lender shall assign, transfer or encumber to or in favour of the assignee the same portion of the Debenture and of the beneficial interest in the Series One Preferred Shares of the Borrower. Upon any such assignment, the Borrower acknowledges that customary agency arrangements may need to be implemented between the Lender and the assignee and certain intercreditor arrangements may need to be implemented between the holders of this Debenture and the assignee and the Borrower shall enter into any documents reasonably requested by the Lender to implement such arrangements. Where such assignment relates only to part of the Principal Amount of this Debenture, the Lender and the assignee shall be each entitled to receive (upon surrender of this Debenture to the Borrower for cancellation) a Debenture representing the part of the Principal Amount then owned by each of them.

     9.6.5. The Lender may provide to any permitted assignee such information, including confidential information, concerning the Debenture and the financial position and the operations of the Borrower and the Subsidiaries as, in the opinion of the Lender, may be relevant or useful in connection with the Debenture or any portion thereof proposed to be acquired by such assignee, provided that each recipient of such information agrees not to disclose such information to any other Person.

9.7. ENTIRE AGREEMENT

     This Debenture and the other Subscriber Documents constitute the entire agreement between the parties pertaining to the subject matter described therein. There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in the Subscriber Documents. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into the Subscriber Documents, or any amendment or supplement thereto, by any party to the Subscriber Documents or its directors, officers, partners, employees or agents, where applicable, to any other party to the Subscriber Documents or its directors, officers, partners, employees or agents, where applicable, except to the extent that the same has been reduced to writing and included as a term of the Subscriber Documents.

     IN WITNESS WHEREOF the Borrower has executed this Amended and Restated Debenture, this 8th day of February, 2002,

                                        EXCLAMATION INTERNATIONAL INCORPORATED


                                        /s/ Illegible
                                        ----------------------------------------
                                        By: Illegible
                                        Title: CFO

                                   SCHEDULE A
                             COMPLIANCE CERTIFICATE

                             COMPLIANCE CERTIFICATE

TO:  CIBC CAPITAL PARTNERS

RE: Amended and Restated Debenture dated February 8, 2002 (such debenture as amended to the date of this certificate and as such debenture may be further supplemented, amended or restated from time to time being the "DEBENTURE") between Exclamation International Incorporated, as borrower, and CIBC Capital Partners, as lender

     I, ___________________, [THE CHIEF FINANCIAL OFFICER] of the Borrower, hereby certify without personal liability on behalf of the Borrower as follows:

1. This Certificate is furnished pursuant to paragraph 4.1.7 of the Debenture and initially capitalized terms used in this Certificate and not otherwise defined in this Certificate shall have the respective meanings given to such terms in the Debenture.

2. I have read and am familiar with the Debenture including, in particular, the definitions of the various financial terms used in the Debenture, the covenants contained in Article Four and the Events of Default described in Article Six of the Debenture.

3. I have made or caused to be made such examinations or investigations as are, in my opinion, necessary to furnish this Certificate, and I have furnished this Certificate with the intent that it may be relied upon by the Lender as a basis for determining compliance by the Borrower with its covenants and obligations under the Debenture and the Security Documents as of the date of this Certificate.

4. I have obtained no knowledge that any Default or Event of Default has occurred and is continuing on the date of this Certificate except
     ___________________________.

5. Each of the attached financial statements for the [FISCAL QUARTER/FISCAL YEAR] ending [DATE] (the "REFERENCE DATE") when read with the reconciliation accompanying such financial statements fairly presents the consolidated financial condition and results of operations of the Borrower and the Subsidiaries as at the date of such statements and for the reporting period included in such statements, and such financial statements and presentation of financial information in this Certificate and the Appendices to this Certificate, have been prepared on a consolidated or unconsolidated (as applicable) basis in accordance with GAAP as at the end of, and for, the period. No event or circumstance has occurred since [date of Debenture or last Compliance Certificate whichever is more recent] that has had or would reasonably be expected to have a Material Adverse Effect except ______________.

6. [A LIST OF ALL SUBSIDIARIES ACQUIRED OR FORMED BY THE BORROWER SINCE [THE DATE OF THE DEBENTURE/THE DATE OF THE LAST COMPLIANCE CERTIFICATE], TOGETHER WITH DETAILS OF THEIR SHARE OWNERSHIP, IS LISTED IN
     EXHIBIT _____.]

7. The following Restricted Payments and Investments have been made since [date of Debenture or last Compliance Certificate whichever is later]: _________________.

     DATED as of _____________, ____


                                         EXCLAMATION INTERNATIONAL INCORPORATED


                                         By:
                                             -----------------------------------
                                         Name:
                                               ---------------------------------
                                         Title: Chief Financial Officer

                                   SCHEDULE B

                               General Disclosure

1.   Changes in Financial Position

     The Borrower and Exclamation Inc. have continued to develop their businesses and the businesses of Points. ThinOffice and other subsidiaries (exponential entertainment and exclamation Europe) received funding to the end of fiscal 2001. The resulting effect on the financial statements is a significant reduction in the consolidated cash position of the Borrower and the unconsolidated cash position of Borrower, Exclamation, Points, ThinOffice and other subsidiaries (exponential entertainment and exclamation Europe).

2.   Transfer of assets between the Borrower, Exclamation and any Subsidiaries

     Upon completion of the purchase of Points Class C Convertible Preferred shares by Exclamation Inc., the Borrower and Exclamation Inc. will transfer to Points all equipment currently being employed by Points.

     For greater clarification, this equipment assignment is for equipment currently being used, or already ordered to be used, exclusively for Points' business.

     Points will establish either an operating or capital lease, along with any security reported by the lessor, for the equipment for use solely for purposes of Bigtree.

     The Borrower and Exclamation are in the process of transferring all equipment currently being employed by Bigtree to Bigtree.

     Bigtree will establish either an operating or capital lease, along with any security required by the lessor, for the equipment.

     For greater clarification, this equipment assignment is for equipment currently being used, or already ordered to be used, exclusively for Bigtree's business.

     Prior to the disposition of ThinOffice, the Borrower and Exclamation will transfer to ThinOffice the hardware and software used by it together with its intellectual property rights.

3.   Exercising Exclamation call on ThinApse shares

     Pending board approval, the Borrower is expected to exercise its call on ThinApse shares currently owned by Global Map Inc.

     The last subscription for shares in ThinApse was at a price higher than the call strike price.

     The call is for 50,000 shares at $0.20 each.

4.   Voting Trust

     Christopher Barnard, President of the Borrower, and Marc Lavine, Chairman and CEO of the Borrower, have signed a voting trust to vote their shares in the Borrower in favour of the election of Mr. Grant McCutcheon to the board of directors.

5.   Shares Pledged in Favour of Air Canada ("AC") and American Airlines ("AA")

     The Borrower and Exclamation have committed that AC will own at least 2,711,988 shares in Points and AA will own at least 4,000,000 shares.

     Any shares not earned by AC and AA will be sold to AC and AA by Exclamation as per the terms in the side letters also attached to this Schedule. The side letters, if unsigned, will not be materially different from the signed agreements.

6. Granting of Stock Options in Subsidiaries to employees and Directors of the Borrower

     The Borrower and its Subsidiaries have and will continue to grant a reasonable number of Stock Options to employees and Directors of the Borrower as a component of their compensation package. The Stock Options granted may be from any or all of the Borrower and its Subsidiaries.

     All such option grants will be approved by the appropriate Board of Directors and, if applicable, regulatory agencies.

                                   SCHEDULE C

                                 Permitted Liens

1.   PPSA (Ontario) Registrations against Exclamation Inc. by third parties:

     (a)   Secured Party:      Compaq Financial Services Canada Corporation
           File No.:           865939761
           Registration No.:   20000921 1808 1531 5104

     (b)   Secured Party:      Compaq Capital Canada Company
           File No.:           848953197
           Registration No.:   19990308 1007 7029 9655

     (c)   Secured Party:      Xerox Canada Ltd.
           File No.:           861941583
           Registration No.:   20000517 1357 1715 5537

     (d)   Secured Party:      Royal Bank of Canada
           File No.:           861756723
           Registration No.:   20000511 1804 1531 0065

     (e)   Secured Party:      Royal Bank of Canada
           File No.:           858466845
           Registration No.:   20000117 1820 1531 2605

2. PPSA (Ontario) Registrations against Exclamation International Incorporated and Exclamation Inc. by CIBC Capital Partners

     (a)   Secured Party:      CIBC Capital Partners
           Debtor:             Exclamation International Incorporated
           File No.:           870507477
           Registration No.:   20010309 1811 1531 2961

     (b)   Secured Party:      CIBC Capital Partners
           Debtor:             Exclamation Inc.
           File No.:           870507486
           Registration No.:   20010309 1811 1531 2962

3. PPSA (Ontario) security interests to be registered against Exclamation Inc. in favour of Exclamation International Incorporated as a result of the XI Debenture.

                                   SCHEDULE D
                            REORGANIZATION TERM SHEET

                                                                NOVEMBER 1, 2001

                         EXCLAMATION INTERNATIONAL INC.
                                 POINTS.COM INC.
                                  RESTRUCTURING

                                SUMMARY OF TERMS
                                (ALL S CANADIAN)

EXCLAMATION INTERNATIONAL INC.   XII is an Ontario Corporation whose common
("XII") CURRENT SHAREHOLDINGS:   shares are listed on the Canadian Venture
                                 Exchange ("CDNX"). The XII common shares
                                 currently outstanding, and the XII common
                                 shares issuable on the exercise of currently
                                 outstanding options held by XII employees,
                                 share purchase warrants held by CIBC capital
                                 Partners ("CIBC CP") and convertible securities
                                 are set forth on Schedule A attached.

POINTS.COM INC. ("PCI")          PCI is an Ontario private corporation. The
CURRENT SHAREHOLDINGS:           transfer of PCI common shares is restricted by
                                 its articles and by a unanimous shareholders
                                 agreement ("USA"). The PCI common shares
                                 currently outstanding, and the PCI common
                                 shares issuable on the exercise of currently
                                 outstanding (i) options held by founders and
                                 PCI employees, (ii) Class C shares held by XII
                                 and Kensington Capital Partners ("KCP) and
                                 certain other outside investors ("KS&I"), and
                                 (iii) preferred shares held by XII subject to
                                 the terms of its option agreement with CIBC CP
                                 are set forth in Schedule A attached.

XII PURCHASE OF PCI COMMON       XII will purchase from KS&I and KS&I will sell
SHARES FROM KENSINGTON CAPITAL   to XII 1,106,559 PCI common shares and 64,910
PARTNERS AND OTHER INVESTORS:    Class C shares of PCI and XII will issue from
                                 treasury to KS&I as consideration therefore
                                 6,588,703 XII common shares and 492,971 XII
                                 common shares, respectively. All Class C shares
                                 of PCI held by KS&I other than the 64,910
                                 Class C shares referred to above will be
                                 converted into PCI common shares. In addition
                                 XII will issue to KS&I warrants to purchase
                                 4,187,026 XII common shares, with an exercise
                                 price of $0.25 per XII common share expiring on
                                 November 30, 2004, or such earlier date as CDNX
                                 may require, and will amend and restate the
                                 broker warrants currently held by KCP to
                                 provide that they shall entitle KCP to purchase

                                 88,525 XII common shares at $0.25 per share and expire November 30, 2004 or such earlier date as CDNX may require.

                                 XII will purchase from DWPV and DWPV will sell to XII 34,343 PCI common shares and XII will issue from treasury as consideration therefore
                                 204,486 XII common shares and warrants to purchase 120,902 XII common shares with an exercise price of $0.25 per XII common share expiring on November 30, 2004.

                                 The issuances of common shares and share purchase warrants are subject to CDNX approval.

                                 After completing these purchases XII will own
                                 100% of the issued and outstanding common shares of PCI and the XII shareholdings will be as reflected on Schedule B.

AMENDMENT OF XII DEBENTURE       XII will amend and restate the currently
HELD BY CIBC CP:                 outstanding debenture of XII held by CIBC CP on
                                 the terms and subject to the conditions set
                                 forth in Schedule C hereto. The amendment of
                                 the XII debenture held by CIBC CP is subject to
                                 CDNX approval.

PCI EMPLOYEE PUT RIGHT:          XII will grant to each holder of outstanding
                                 PCI founders options and employee options that
                                 have an exercise price of less than $1.00 (the
                                 "Specified Options") the right to sell all but
                                 not less than all the PCI common shares
                                 acquired by such holder upon the exercise by
                                 such holder of Specified Options in
                                 consideration for the issuance by XII to such
                                 holders of XII common shares having a fair
                                 market value at the time of such exchange equal
                                 to the fair market value of the PCI common
                                 shares at such date. The parties agree that on
                                 the foregoing basis at the date hereof the PCI
                                 common shares issuable on exercise of all the
                                 Specified Options would be exchangeable with
                                 XII on the basis of 2.5039 XII common shares
                                 for each share of PCI, representing
                                 10,622,511.42 XII common shares in total for the
                                 PCI common shares underlying the Specified
                                 Options.

                                 The Specified Options will be amended to make
                                 XII a party thereto and to provide such put rights in order that the option holders have some liquidity for the shares under option.

                                 All other PCI founders options and employee options will remain outstanding and be amended to contain the same right to sell each PCI common share acquired on exercise of the option to XII in exchange for 2.5039 XII common shares.

                                 The issuance of XII common shares on the exercise of the put rights will be subject to the approval of CDNX.

PCI PARTNERS WARRANTS:           PCI has issued warrants to partners in its
                                 exchange program to acquire PCI common shares,
                                 and may issue further common shares purchase
                                 warrants to partners in the future.

                                 The PCI USA will remain in effect
                                 notwithstanding that XII will own all of the outstanding PCI common shares after giving effect to the foregoing, to govern the parties' rights in the event any of the partners' warrants are exercised.

                                 CIBC CP and KS&I will consent to amendments to the USA to terminate their rights and obligations under the USA.

XII BOARD OF DIRECTORS:          It is proposed that three or four members of
                                 the board of directors of XII will resign and
                                 the vacancies created will be filed by Rob
                                 MacLean, Doug Carty, a nominee of KCP and one
                                 other director to be determined. Rob MacLean
                                 and Chris Barnard will remain as the only
                                 directors of PCI.

XII SALE OF NON-CORE ASSETS:     XII's wholly owned subsidiary Exclamation Inc.
                                 will sell its shares of all corporations owned
                                 by it (other than PCI) or their assets and
                                 shall be released from any and all related
                                 obligations and liabilities, so that XII shall
                                 become a single purpose publicly traded holding
                                 corporation. After completing the
                                 restructuring XII will use its cash reserves to
                                 fund PCI's business.

XII AMALGAMATION WITH PCI:       At the next annual general meeting of
                                 shareholders of XII, it is XII's current
                                 intention to propose an amalgamation of XII with
                                 XI and PCI. In any event, XII shareholders will
                                 be asked to approve a change in XII's name to
                                 "Points International Inc." Pursuant to the
                                 terms of the partners' warrants and any then
                                 outstanding PCI founders options and employee
                                 options, the holders of such warrants and
                                 options who exercise a warrant or option after
                                 the effective date of

                                 the amalgamation will receive for each PCI common share they would have received that number of common shares of the amalgamated company as have at the amalgamation date a fair market value equal to the fair market value of one PCI common share.

                                   SCHEDULE C

     The proposed board of directors of Exclamation International Inc. are:

          -    Doug Carty

          -    Rowland Fleming*

          -    John Thompson

          -    John Orr

          -    Jim Kranias

          -    Marc Lavine

          -    Christopher Barnard

          -    Rob MacLean

          -    Grant McCutcheon

*    or Vahan Kololian

POINTS.COM INC.                            KENSINGTON CAPITAL PARTNERS LIMITED


/s/ Robert MacLean                         /s/ Tom Kennedy
-------------------------------------      -------------------------------------
Robert MacLean                             Tom Kennedy


CIBC CAPITAL PARTNERS                      LAWRENCE & CO.


/s/ John Orr                               /s/ Grant McCutcheon
-------------------------------------      -------------------------------------
John Orr                                   Grant McCutcheon


                                           /s/ Robert MacLean
                                           -------------------------------------
                                           Robert MacLean


                                           /s/ Stephen Moore
                                           -------------------------------------
                                           Stephen Moore


                                           /s/ Jeffrey Shaul
                                           -------------------------------------
                                           Jeffrey Shaul


                                           /s/ Tom Kennedy
                                           -------------------------------------
                                           Tom Kennedy


                                           /s/ John Thompson
                                           -------------------------------------
                                           John Thompson